Management's Discussion and Analysis
For the year ended December 31, 2018

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko” or the “Company”) and its subsidiaries for the year ended December 31, 2018 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2018. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of February 20, 2019, the date when the Board of Directors has approved the Company's audited consolidated financial statements for the year ended December 31, 2018 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Description of the Business

Osisko Gold Royalties Ltd is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects, mainly in Canada. The Company owns a North American focused portfolio of 136 royalty, stream and offtake interests, including the following cornerstone assets: a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine and a 9.6% diamond stream on the Renard diamond mine, all located in Canada, as well as a 100% silver stream on the Mantos Blancos copper mine in Chile. Furthermore, the Company invests in equities of exploration and development companies.

Business Model and Strategy

Osisko is a growth-oriented and Canadian-focused precious metal royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through a quarterly dividend payment and share repurchases. Osisko has a unique growth strategy that consists not only of acquiring and structuring both producing and late-stage development royalty and stream products, but also of investing in longer term assets where the Company feels it is uniquely positioned to create value and realize returns through the development of these assets. The Company has a successful track-record of strong technical capabilities, which it puts to work creating its own pipeline of organic growth opportunities that provide exposure to the upside of commodity prices and to the optionality of mineral reserve and resource growth.

Osisko’s main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights – 2018

  Record gold equivalent ounces (“GEOs”) earned of 80,5531 (37% increase compared to 2017);
  Record revenues from royalties and streams of $127.6 million (compared to $93.8 million in 2017, an increase of 36%);
  Record cash flows provided by operating activities of $82.2 million (compared to $48.7 million in 2017, an increase of 69%);
  Net loss attributable to Osisko’s shareholders of $105.6 million, $0.67 per basic share (compared to $42.5 million, $0.33 per basic share in 2017), reflecting impairment charges of $166.3 million ($123.7 million, net of income taxes), including $148.5 million on the Éléonore royalty interest (109.1 million, net of income taxes);
  Adjusted earnings2 of $31.4 million, $0.20 per basic share (compared to $22.7 million, $0.18 per basic share in 2017);
  Repaid $123.5 million on the revolving credit facility and extended the maturity date by one year to November 14, 2022;
  Received payment from Pretium Exploration Inc. in regards to its election to exercise its option to fully repurchase Osisko Bermuda Limited’s interest in the Brucejack gold and silver stream for US$118.5 million ($159.4 million).
  Delivered shares of AuRico Metals Inc. to Centerra Gold Inc. for a $1.80 cash consideration per share and for total proceeds of $25.5 million, generating a gain3 of $15.5 million, based on the cash cost of the shares;
  Acquired from Victoria Gold Corp. (“Victoria”) a 5% net smelter return (“NSR”) royalty for $98.0 million on the Dublin Gulch property which hosts the Eagle Gold project located in Yukon, Canada, and subscribed to common shares of Victoria for $50.0 million;
  Amended the Renard stream, thereby investing an additional $21.6 million and improving the cash margin on this stream;
___________________________________________
1

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the portfolio of royalty, stream and other interests section for average metal prices used.

2

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management’s Discussion and Analysis.

3

The cash cost of an investment is a non-IFRS measure representing the cash paid on the acquisition of an investment. The gain or the loss is calculated by subtracting the cash cost from the cash proceeds on the sale of an investment.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report
  Acquired an additional 1.75% NSR royalty on the Cariboo property held by Barkerville Gold Mines Ltd. (“Barkerville”) for $20.0 million, thus increasing Osisko’s NSR royalty to a total of 4% (Osisko has the option to acquire an additional 1% NSR royalty for $13.0 million);
  Announced a binding term sheet to provide Falco Resources Ltd. (“Falco”) with a senior secured silver stream credit facility with reference to up to 100% of the future silver produced from the Horne 5 property located in Rouyn-Noranda, Québec. As part of the silver stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million;
  Converted the gold offtake agreement on the Matilda property operated by Blackham Resources Limited into a 1.65% gold stream, effective April 1, 2018;
  Maintained ownership and financing rights in respect to the Curraghinalt Gold project through the take-private acquisition of Dalradian Resources Inc. by Orion Mine Finance (“Orion”); Osisko holds a put option, subject to certain restrictions, to sell its shares for a period of 180 days at $1.47 per share;
  Announced a share buyback program of up to $100.0 million;
  Acquired for cancellation 2,709,779 of its common shares for $32.9 million (average acquisition cost of $12.15 per share), including $9.8 million under the current share buyback program; and
  Declared quarterly dividends totaling $0.20 per common share for 2018.

Highlights – Subsequent to December 31, 2018

  Repaid the remaining $30.0 million under the credit facility;
  Acquired for cancellation 852,500 common shares for $10.2 million (average acquisition cost of $11.95 per share); and
  Declared a quarterly dividend of $0.05 per common share payable on April 15, 2019 to shareholders of record as of the close of business on March 29, 2019.

Portfolio of Royalty, Stream and Offtake Interests

The following table details the GEOs earned from Osisko’s producing royalty, stream and other interests:

		Three months ended		Years ended
		December 31,		December 31,
	2018	2017	2018	2017

Gold
Canadian Malartic royalty	8,835	10,177	34,853	33,136
Éléonore royalty	2,103	1,532	7,540	6,390
Seabee royalty	789	619	3,299	1,310
Brucejack offtake	521	321	1,783	536
Bald Mountain royalty	467	98	1,771	98
Island Gold royalty	301	379	1,406	1,706
Vezza royalty	337	274	1,357	1,253
Matilda stream/offtake	353	66	1,102	182
Pan royalty	178	80	780	98
Bonanza Ledge royalty	282	3	676	3
Other	118	83	1,281	488
	14,284	13,632	55,848	45,200
Silver
Mantos stream	1,125	1,910	5,962	3,060
Sasa stream	1,201	1,229	4,707	2,074
Gibraltar stream	527	665	1,769	2,303
Canadian Malartic royalty	129	138	533	479
Other	32	78	287	129
	3,014	4,020	13,258	8,045
Diamonds
Renard stream	1,902	2,839	8,425	4,686
Other	104	88	326	201
	2,006	2,927	8,751	4,887
Other metals
Kwale royalty	701	411	2,678	801
Other	-	-	18	-
	701	411	2,696	801

Total GEOs	20,005	20,990	80,553	58,933

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

The following table details the gold and silver ounces and the diamond carats attributable to Osisko for its main producing royalty, stream and other interests:

		Three months ended		Years ended
		December 31,		December 31,
	2018	2017	2018	2017

Royalties and streams – Gold
(in ounces)
Canadian Malartic royalty	8,835	10,177	34,853	33,136
Éléonore royalty	2,103	1,532	7,540	6,390
Seabee royalty (1)	789	-	2,731	-
Island Gold royalty	301	379	1,406	1,706
Vezza royalty	337	274	1,357	1,253
Matilda stream (2)	353	-	826	-
Bonanza Ledge royalty	282	3	676	3

Royalties and streams – Silver
(in ounces)
Mantos stream	94,839	145,660	480,339	232,903
Sasa stream	101,287	93,686	380,671	157,806
Gibraltar stream	44,448	50,694	143,399	170,855
Canadian Malartic royalty	10,894	10,534	43,082	35,372

Streams – Diamonds
(in carats)
Renard stream (3)	29,975	43,550	115,516	71,150

(1)	The Seabee royalty was paid in cash up to the first quarter of 2018
(2)	The Matilda offtake was converted in a stream effective April 1, 2018
(3)	Including the incidental carats sold outside of the run of mine sales

Average Metal Prices and Exchange Rate

		Three months ended		Years ended
		December 31,		December 31,
	2018	2017	2018	2017

Gold(1)	$1,226	$1,275	$1,268	$1,257
Silver(2)	$14.54	$16.73	$15.70	$17.05

Exchange rate (US$/Can$)(3)	1.3204	1.2713	1.2957	1.2986

(1)	The London Bullion Market Association’s pm price in U.S. dollars
(2)	The London Bullion Market Association’s price in U.S. dollars
(3)	Bank of Canada daily rate

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Royalty, Stream and Offtake Portfolio Overview

Osisko owns a portfolio of 135 royalties, streams and offtakes assets, as well as 40 royalty options. The portfolio consists of 122 royalties, 8 streams and 5 offtakes. Currently, the Company has 18 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number
				of assets

Producing	11	5	2	18

Development (construction)	8	3	2	13

Exploration and evaluation	103	-	1	104

	122	8	5	135

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America

Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au	Canada

Éléonore	Goldcorp Inc.	2.0-3.5% NSR royalty	Au	Canada

Renard	Stornoway Diamond Corporation	9.6% stream	Diamonds	Canada

Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada

Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Island Gold	Alamos Gold Inc.	1.38-2.55% NSR royalty(1)	Au	Canada

Brucejack	Pretium Resources Inc.	50% offtake	Au	Canada

Vezza	Ressources Nottaway Inc.	5% NSR royalty & 40% NPI	Au	Canada

Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% NSR royalty	Au	USA

Pan	Fiore Gold Ltd.	4% NSR royalty	Au	USA

Parral	GoGold Resources Inc.	100% offtake	Au, Ag	Mexico

Lamaque South	Eldorado Gold Corp.	1.7% NSR royalty(1), (7)	Au	Canada

Holloway	Kirkland Lake Gold	$8.50/ounce	Au	Canada

Outside of North America

Mantos Blancos	Mantos Copper S.A.	100% stream	Ag	Chile

Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia

Kwale	Base Resources Limited	1.5% GRR(2)	Rutile, Ilmenite, Zircon	Kenya

Brauna	Lipari Mineração Ltda	1% GRR(2)	Diamonds	Brazil

Matilda (3)	Blackham Resources Limited	1.65% stream	Au	Australia

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Key development / exploration and evaluation assets

Asset	Operator	Interest	Commodities	Jurisdiction

Amulsar	Lydian International Ltd.	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia

Amulsar	Lydian International Ltd.	81.9% offtake	Au	Armenia

Eagle	Victoria Gold Corp.	5% NSR royalty	Au	Canada

Back Forty	Aquila Resources Inc.	18.5% Au / 75% Ag stream	Au, Ag	USA

Horne 5(4)	Falco Resources Ltd.	90%-100% stream	Ag	Canada

Malartic – Odyssey South	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au	Canada

Malartic – Odyssey North	Agnico Eagle Mines Limited Yamana Gold Inc.	3% NSR royalty	Au	Canada

Cariboo	Barkerville Gold Mines Ltd.	4% NSR royalty(5),(6)	Au	Canada

Windfall Lake	Osisko Mining Inc.	1.5% NSR royalty	Au	Canada

Hermosa	South 32 Limited	1% NSR royalty	Zn, Pb, Ag	USA

Spring Valley	Waterton Global Resource Management	0.5% NSR royalty	Au	USA

Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada

Copperwood	Highland Copper Company Inc.	3% NSR royalty(8)	Ag, Cu	USA

Marban	Osisko Mining Inc.	0.425% NSR royalty	Au	Canada

Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru

Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada

Altar	Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina

(1)	After the sale of a 15% interest in the royalties acquired from Teck Resources Limited to Caisse de dépôt et placement du Québec.
(2)	Gross revenue royalty (“GRR”).
(3)

In March 2018, Osisko and Blackham Resources Limited entered into an agreement to restructure the gold offtake (which was applicable on 55% of the gold production from the Matilda mine) into a 1.65% gold stream, effective April 1, 2018.

(4)

On June 18, 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility with reference to up to 100% of the future silver produced from the Horne 5 property. This transaction is subject to Glencore Canada Corporation’s right of first refusal and is further described in the Portfolio of Investments section of this MD&A.

(5)	Osisko has the option to acquire an additional 1% NSR royalty on the Cariboo property for additional cash consideration of $13.0 million.
(6)	Including the Bonanza Ledge mine that has produced gold in 2018.
(7)	Eldorado Gold Corpation has an option to buy back 50% of the NSR royalty for $1.7 million within one year of the commencement of commercial production. .
(8)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Producing Assets

NORTH AMERICA
SEABEE
3% NSR
VEZZA
5% NSR
40% NPI
GIBRALTAR
75% Ag Stream
ÉLÉONORE
2-3.5% NSR
RENARD
9.6% Diamond Stream
BRUCEJACK
50% Au Offtake
LAMAQUE
1.7% NSR
BALD MOUNTAIN
1-4% NSR
CANADIAN MALARTIC
5% NSR
PAN MINE
4% NSR
PARRAL
100% Au, Ag Offtake
ISLAND GOLD
1.38-2.55% NSR
SOUTH AMERICA
MANTOS
100% Ag Stream
BRAUNA
1% GRR
OTHERS
- SASA 100% Ag Stream
- KWALE 1.5% GRR
- MATILDA 1.65% Au Stream
Cornerstone Assets in Top Jurisdictions
Other Cash Flowing Assets

Geographical Distribution of Assets

103
6
3
2
9
13

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

One of the Company’s cornerstone assets is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the “Partnership”) formed by Agnico Eagle Mines Limited (“Agnico Eagle”) and Yamana Gold Inc. (“Yamana”) (together the “Partners”). Canadian Malartic is Canada’s largest and the world’s 14th largest producing gold mine.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone, which are located adjacent to the Canadian Malartic mine on Osisko’s royalty ground.

On February 14, 2019, Agnico Eagle reported that the Partnership is evaluating the potential for underground mining of the Odyssey deposit and East Malartic deposit, which lies on the Canadian Malartic mine property, from surface to a depth of 600 metres. These deposits could provide higher grade tonnes that could potentially supplement open pit production at Canadian Malartic. The Partners reported that Odyssey contains inferred mineral resources of 809,000 ounces of gold (11.5 million tonnes grading 2.19 g/t Au); and East Malartic has indicated mineral resources of 361,000 ounces gold (5.3 million tonnes grading 2.13 g/t Au) and inferred mineral resources of 1.4 million ounces of gold (22.0 million tonnes grading 1.98 g/t Au). Drilling is ongoing to extend and upgrade the mineral resources in these zones. The permit and Certificate of Authorization was received in December 2018, which allows for the development of an underground ramp at Odyssey .

Update on operations

In February 2019, Agnico Eagle released its increased guidance for gold production at the Canadian Malartic mine to 660,000 ounces in 2019, and 690,000 to 710,000 in 2020 and 2021, as higher grades from the Barnat pit are expected to increase production.

On February 14, 2019, Agnico Eagle reported that gold production in the fourth quarter of 2018 increased to 169,464 ounces when compared to the prior-year period due to higher grades. Gold production for the full year 2018 increased to 698,000 ounces when compared to the prior-year period due to record annual mill throughput levels and higher grades.

Work on the Barnat extension project is proceeding on budget and on schedule. Work is primarily focused on the Highway 117 road deviation, overburden stripping and tailings expansion. The highway deviation is expected to be completed in late 2019. Production activities at Barnat are scheduled to begin in late 2019, following completion of the highway deviation.

Exploration programs are ongoing to evaluate several deposits to the east of the Canadian Malartic open pit, including the Odyssey, East Malartic, Sladen and Sheehan zones. These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill. In the fourth quarter of 2018, 14 drill holes (5,460 metres) were completed at the Odyssey Zone and an additional 13 drill holes (17,416 metres) were completed at the East Malartic area. Additional exploration will be carried out in 2019 to assess the potential of these zones.

For more information, refer to Agnico Eagle’s press release dated February 14, 2019 entitled “Agnico Eagle Reports Fourth Quarter and Full Year 2018 Results - Three-Year Guidance Outlines Growing Production with Stable to Declining Unit Costs; Meliadine Mill Commissioning Underway with Project Ahead of Schedule and Under Budget; Year-Over-Year Increase in Mineral Reserves and Mineral Resources; Quarterly Dividend Increased”, filed on www.sedar.com.

Éléonore Royalty (Goldcorp Inc.)

Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Goldcorp. Osisko currently receives an NSR royalty of 2.2% on production at Éléonore.

Update on operations

On February 13, 2019, Goldcorp released its results for the fourth quarter and fiscal year 2018 and reported that gold production for the three months ended December 31, 2018 was higher than the same period in the prior year at 104,000 ounces, reflecting the completion of the ramp up and contribution of higher grade ore during the fourth quarter of 2018 in line with the planned mining sequence. The mine achieved sustainable mining rates of over 6,100 tonnes per day in November and 6,600 tonnes per day in December of 2018, in line with targeted annual gold production of 400,000 ounces. Gold production for the year ended December 31, 2018 was higher than the prior year at 342,000 ounces due primarily to an expected increase in grade and mined tonnes as Éléonore completed its ramp up to optimized production levels.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Goldcorp also mentioned that the expected future cash flows of Éléonore were negatively impacted due to a decrease in mineral reserves and mineral resources that impacted the estimated recoverable value. Mineral resources decreased by 2.23 million ounces due to a change in the geologic modeling methodology, which reduced the expected life of mine future cash flows. Additionally, the recoverable amount of Éléonore was negatively impacted by a reduction in the estimated fair value of Éléonore's exploration potential. As a result, Goldcorp recognized an impairment expense of US$1.6 billion (US$1.4 billion, net of income taxes) against the carrying value of the Éléonore mine at December 31, 2018.

On October 24, 2018, Goldcorp had updated its mineral reserve and resource estimates for the Éléonore mine as at June 30, 2018. Proven and probable gold mineral reserves as of June 30, 2018 totaled 3.3 million ounces (17.8 million tonnes grading 5.69 g/t Au), compared to 3.8 million ounces (19.6 million tonnes grading 6.02 g/t Au) as of June 30, 2017. Production depletion accounted for a decrease of 0.3 million ounces, while the balance of the adjustments to the geologic models was part of a continued effort to ensure only profitable ounces were included in the reserve model. Measured and indicated gold mineral resources as of June 30, 2018 were estimated at 0.5 million ounces (3.2 million tonnes grading 5.03 g/t Au) compared to 1.3 million ounces (7.2 million tonnes grading 5.81 g/t Au) as of June 30, 2017. Inferred gold mineral resources as of June 30, 2018 were estimated at 0.59 million ounces (3.2 million tonnes grading 5.76 g/t Au) compared to 1.99 million ounces (8.45 million tonnes grading 7.31 g/t Au) as of June 30, 2017. Goldcorp stated that mineral resources were negatively impacted as the geologic modelling methodology that has been applied to the mineral reserves has been applied to mineral resources, in addition to economic stope optimization. Exploration continued to delineate and expand the Main Ore Shoot and South Ore Shoot depth extensions. Goldcorp further stated that the Éléonore mineralized horizon remains open down dip where it has been drill tested 200 metres below the current mineral reserves to date and exploration is ongoing to test for extensions and structural repetitions.

For the year ended December 31, 2018, Osisko incurred an impairment charge of $148.5 million ($109.1 million, net of income taxes) on its Éléonore NSR royalty (refer to section Impairment of Assets).

For additional information, please refer to Goldcorp’s Management and Discussion Analysis of Financial Condition and Results of Operations for the year ended December 31, 2018, and Goldcorp’s press release dated October 24, 2018 entitled “Goldcorp Reports 2018 Reserve And Resource Estimates And Provides Exploration Update”, and Goldcorp’s press realease dated February 13, 2019 entitled “Goldcorp Reports Fourth Quarter 2018 Results”, all filed on SEDAR at www.sedar.com.

Renard Stream (Stornoway Diamond Corporation)

Osisko owns a 9.6% diamond stream on the Renard diamond mine, operated by Stornoway Diamond Corporation (“Stornoway”) and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec.

On October 2, 2018, Osisko announced that it has entered into an amended and restated purchase and sale agreement (the “Amended Renard Streaming Agreement”) with Stornoway in relation to the Renard stream (“Stream Amendment”). As part of the Amended Renard Streaming Agreement, Osisko, along with Caisse de dépôt et placement du Québec, Triple Flag Mining Finance Bermuda Ltd., Albion Exploration Fund, LLC and Washington State Investment Board (collectively, the “Streamers”), which collectively own a 20% diamond stream on the Renard mine (9.6% stream attributable to Osisko) (the “Renard Stream”), paid Stornoway the U.S. dollar equivalent of $45.0 million in cash ($21.6 million attributable to Osisko) as an additional up-front deposit to Stornoway.

The terms of the Amended Renard Streaming Agreement provide that the Streamers shall continue to hold a 20% undivided interest (9.6% stream attributable to Osisko) in all diamonds produced from the Renard mining property for the life of the mine (prior to the amendment, the stream was applicable to all diamonds produced from the first 5 project kimberlites to be mined at Renard for the life of mine, and the first 30 million carats from the property overall). Upon the completion of a sale of diamonds, the Streamers will remit to Stornoway a cash transfer payment which shall be the lesser of 40% of achieved sales price and US$40 per carat (prior to the amendment, the cash transfer was a fixed amount of US$50 per carat escalating at 1% per annum).

In addition, for the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine (“ROM”) diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the Streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

The Stream Amendment is part of a series of financing transactions with Stornoway’s lenders and key stakeholders that provide Stornoway with greater financial and operational flexibility representing up to $129.0 million in additional liquidity in the near term as the mine ramps up its operations.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Update on operations

On January 16, 2019, Stornoway reported fourth quarter mine production 485,616 carats recovered from the processing of 605,960 tonnes of ore at an attributable grade of 80 carats per hundred tonnes (“cpht”). During the fourth quarter, mill feed was derived from the Renard 2 underground mine (92%), the Renard 65 open pit (6%), and Renard 3 underground development (1%). Processing rates in the quarter averaged 6,600 tonnes per day, compared to an annual plan of 7,000 tonnes per day. Processing rates were affected by the oversized material coming from the underground mine, and are expected to increase to nameplate capacity with the improvement of rockbreaking capacity on the primary crusher pad.

Stornoway further reported that mine production for 2018 reached 1.32 million carats recovered from the processing of 2.33 million tonnes of ore at an attributable grade of 57 cpht. Carats recovered and processed were below the low end of the revised guidance, due to lower tonnages processed in the second half of November and December resulting from technical issues with the front-end of the process plant. Carat recoveries in 2018 were affected by delays in the ramp-up of the Renard 2 underground mine, the processing of low grade stockpiles to curtail the shortfall in mined tonnes during the transition from open pit to underground operations, and the mining of lower than expected grades at the margin of the orebody during the initial phase of the underground ramp-up. By the end of the third quarter, the ramp-up of underground production at Renard 2 was completed, and a steady feed was achieved from underground operations. Recovered grade improved by 39% and 45% in the third and fourth quarters, respectively. Carat recoveries improved by 47% in both the third and fourth quarters. Carat recoveries missed the bottom end of the guidance range due to the process plant performing at lower than nameplate capacity in the second half of November and in December, due to the aforementioned factors.

During the fourth quarter of 2018, Stornoway reported sales of 253,929 carats of run-of-mine production sold at an average price of US$92 per carat ($122 per carat) from two tender sales. Fourth quarter diamond sales represent diamonds recovered between July 21 and October 5, 2018. For 2018, a total of 1.04 million carats of ROM production were sold at an average price of US$105 per carat ($136 per carat).

In 2019, Stornoway expects to produce between 1.80 and 2.10 million carats from the processing of 2.40 to 2.55 million tonnes of ore. Ore will be derived primarily from the 290 meter level of the Renard 2 underground mine, with additional production from the Renard 65 open pit. Starting in the second quarter, Renard 3 underground ore is expected to be available to supplement Renard 2 production. 2019 production guidance reflects the steady-state operations at the 290 meter level of Renard 2 underground mine and improvement in grades demonstrated in the fourth quarter of 2018, with further operational flexibility and grade increases expected once Renard 3 underground ore becomes available. Between 1.80 and 2.10 million carats are expected to be sold in 8 tender sales at prices between US$80 and US$105 per carat.

For additional information, please refer to Stornoway’s press release dated January 16, 2019 entitled “Stornoway Announces Fourth Quarter and 2018 Production and Sales Results, and 2019 Guidance”, filed on SEDAR at www.sedar.com.

Mantos Blancos Stream (Mantos Copper S.A.)

Osisko owns a 100% silver stream on the Mantos Blancos mine, which is owned and operated by Mantos Copper S.A. (“Mantos”), a private mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile.

Under the Mantos stream agreement, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered, after which the stream percentage will be 30%. The purchase price for the silver under the Mantos stream is 25% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko Bermuda Limited (“OBL”), a subsidiary of Osisko. Mantos may elect to reduce the amount of refined silver to be delivered and sold to OBL by 50% in 2018, 2019 or 2020, provided that Mantos has delivered no less than 1.99 million ounces of silver under the stream agreement in which case Mantos shall make a cash payment of US$70.0 million ($95.5 million) to OBL. As of December 31, 2018, a total of 1.76 million ounces of silver have been delivered under the stream agreement. Osisko expects that Mantos will reach the 1.99 million ounces of silver threshold by the end of the second quarter of 2019, based on expected production. The buy-down payment of US$70.0 million can be exercised in September 2019 or September 2020.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Update on operations

As per Mantos, production of silver at the Mantos Blancos mine and concentrator plant for the fourth quarter of 2018 was 137,534 ounces of payable silver for a total of 557,347 ounces for 2018.

Work on the Mantos Blancos Concentrator Debottlenecking Project (“MB-CDP”) is expected to commence during the second quarter of 2019. The MB-CDP project will increase processing capacity at the concentrator by approximately 70%. The key environmental permits are in place.

Brucejack Stream (Pretium Resources Inc.)

Osisko owned a 4% gold and silver stream on Pretium Resources Inc.’s (“Pretium”) Brucejack gold mine (“Brucejack”) following the acquisition of Orion’s portfolio of assets in July 2017. In September 2018, OBL received a notice from Pretium in regards to its election to exercise its option to fully repurchase OBL’s interest in the Brucejack gold and silver stream, as provided for in the purchase and sale agreement between the parties dated September 15, 2015 (the “Stream Agreement”). Under the Stream Agreement, Pretium had an option to repurchase 100% of OBL’s share of the Brucejack gold and silver stream by making a payment of US$118.5 million to OBL by December 31, 2018. The payment of US$118.5 million ($159.4 million) was received by OBL on December 18, 2018.

Brucejack Offtake (Pretium Resources Inc.)

Osisko owns a 50% gold offtake on the Brucejack gold mine. The Brucejack offtake agreement applies to the sales from the first 7,067,000 ounces (of which 3,533,500 ounces are attributable to OBL) of refined gold (less any delivered ounces pursuant to the Brucejack stream agreement described above). OBL is required to pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to 100% (50% attributable to OBL) of refined gold produced at the Brucejack mine less the percentage of refined gold to be delivered pursuant to the Brucejack stream agreement (being between 0% and 4% attributable to OBL), subject to the reduction election described above. On December 31, 2019, Pretium has the option to reduce the offtake obligation to either (i) 50% (25% attributable to OBL) by paying US$13 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

Update on operations

On January 9, 2019, Pretium reported gold production of 96,342 ounces for the fourth quarter of 2018 for a total of 376,012 ounces for 2018, achieving 97% of the lower bracket of its last guidance of 387,000 ounces.

On December 14, 2018, Pretium reported reception of amended permits to increase production rates. The amended permits allow for a production increase to an annual rate of 1.387 million tonnes from 0.99 million tonnes (daily average of 3,800 tonnes from 2,700 tonnes). Minor mill upgrades to support the production rate increase are required and will be completed during regularly scheduled mill shutdowns. A specific timeline for ramp-up to the 3,800 tonnes per day production rate along with an updated mine plan is expected in the first quarter of 2019.

For more information on Brucejack, refer to Pretium’s press release dated December 14, 2018 entitled “Pretium Resources Inc.: Brucejack approved for production increase to 3,800 tonnes per day” and Pretium’s press release dated January 9, 2019, entitled “Pretium Resources Inc.: Brucejack Mine 2018 Production Update” filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc (“Central Asia”) and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL’s entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation.

Update on operations

On January 9, 2019, Central Asia reported sales of 375,366 ounces of payable silver for 2018, including 97,263 ounces of payable silver for the fourth quarter of 2018.

For more information on the Sasa mine, refer to Central Asia’s press release dated January 9, 2019, entitled “2018 Operations Update” available on their website at www.centralasiametals.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. (“SSR Mining”) and located in Saskatchewan, Canada.

Update on operations

On January 15, 2019, SSR Mining reported that the Seabee gold operations achieved the highest annual production in its history producing 95,602 ounces of gold in 2018, due to an improved milling rate and higher gold grade, exceeding the top end of the upwardly revised annual guidance of 85,000 to 92,000 ounces. The Santoy mine supplied 93% of ore milled, predominantly from long hole stopes; the remaining ore was sourced from the Seabee mine, which was closed in the second quarter of 2018.

At Seabee gold operations, management expects to continue increasing mining and milling rates to deliver another record gold production year in 2019. SSR Mining’s guidance for gold production in 2019 is estimated between 95,000 to 110,000 ounces. The plan includes investment of $7.0 million in underground mining equipment to increase capacity and reliability. Due to continued exploration success at Seabee, SSR Mining is embarking on an expansion to tailings capacity in excess of that contemplated in the 2017 Technical Report. The first phase is expected to be completed in 2019. Exploration expenditures at Seabee total $6.0 million to continue underground exploration at depth, expansion of Santoy Gap hanging wall and continued testing of surface targets.

For more information, refer to SSR Mining’s press release dated January 15, 2019, entitled “SSR Mining Reports Fourth Quarter and Year-End 2018 Production Results and 2019 Guidance” filed on www.sedar.com.

Kwale Royalty (Base Resources Limited)

Osisko holds a 1.5% gross return royalty on the rutile, ilmenite and zircon produced from the Kwale mine, operated by Base Resources Limited (“Base Resources”) and located 10 kilometres inland from the Kenyan coast and 50 kilometres south of Mombasa.

Update on operations

On January 17, 2019, Base Resources reported highlights of its fourth quarter operations and noted an increase of 5% in tonnes of ore mined after a 35% increase in the third quarter following the successful implementation of the Kwale Phase 2 mine optimization project. Production in the fourth quarter reached 108,465 tonnes of ilmenite, 24,505 tonnes of rutile and 8,252 tonnes of zircon. Base Resources also noted continued strengthening of rutile and zircon prices with the ilmenite price remaining stable.

Production for 2019 is estimated at 385,000 to 415,000 tonnes of ilmenite, 88,000 to 94,000 tonnes of rutile and 31,000 to 34,000 tonnes of zircon.

For more information on the Kwale mine, refer to Base Resources’ quarterly activities report dated January 17, 2019 available on their website at www.baseresources.com.au.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited’s (“Taseko”) attributable portion of the Gibraltar copper mine (“Gibraltar”), held by Gibraltar Mines Ltd. (“Gibco”) and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver to Osisko and 35% of Gibco’s share of silver production thereafter. Osisko will make ongoing payments under the stream of US$2.75 per ounce of silver delivered. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 2.55% on the Island Gold mine, operated by Alamos Gold Inc. (“Alamos”) and located in Ontario, Canada.

On January 14, 2019, Alamos announced gold production at Island Gold for 2018 of 105,800 ounces, including record gold production of 29,000 ounces in the fourth quarter.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Alamos announced expected gold production at Island Gold for 2019 to increase 32% to reach 135,000 to 145,000 ounces. Higher grades and higher throughput are expected as a result of the completion of the Phase I expansion in September 2018, which expanded the mill to a design capacity of approximately 1,200 tones per day (“tpd”). The current mine infrastructure can support similar mining rates; however, the operation is currently permitted to operate at an average annual rate of 1,100 tpd. With a mine and mill that can support higher throughput rates, the company is in the process of permitting an amendment to 1,200 tpd which is expected to be received by the end of 2019 as part of a Phase II expansion. In parallel, the company has started an evaluation of a potential Phase III expansion of the operations.

For more information, refer to Alamos’ press release dated January 14, 2019, entitled “Alamos Reports Fourth Quarter 2018 Production and Provides 2019 Outlook” filed on www.sedar.com.

Amulsar Stream (Lydian International Ltd.)

Osisko owns a 4.22% gold stream and 62.5% silver stream on the Amulsar project, owned by Lydian International Ltd. (“Lydian”) and located in southern Armenia. The Amulsar project is in the development and construction stage and Amulsar is expected to be Armenia's largest gold mine, with estimated mineral resources containing 3.5 million measured and indicated gold ounces and 1.3 million inferred gold ounces. The details of the mineral inventory can be found under Lydian International Ltd.’s profile on SEDAR at www.sedar.com. Gold production is targeted to average approximately 225,000 ounces annually over an initial 10-year mine life. OBL’s entitlement under the Amulsar stream applies to 4.22% of refined gold production and 62.5% of refined silver until 89,034 ounces of refined gold and 434,093 ounces of refined silver are delivered to OBL. The stream agreement includes ongoing transfer payments by OBL to Lydian of US$400 per ounce of refined gold and US$4.00 per ounce of refined silver delivered under the stream subject to a 1% annual increase starting on the third anniversary of commercial production. Lydian has the option to buy back a portion of the stream by one of the following options:

(i)	the stream percentage may be reduced by 50% on the second anniversary of commercial production for US$55.0 million (US$34.4 million attributable to OBL); or
(ii)	the stream percentage may be reduced by 50% on the third anniversary of commercial production for US$50.0 million (US$31.3 million attributable to OBL).

Update on development and construction activities

On December 24, 2018, Lydian announced that it has entered into an amended and restated forbearance agreement with its senior lenders, stream financing providers, and equipment financiers (the “A&R Forbearance Agreement”), pursuant to which they have agreed to: (a) continue to temporarily suspend all principal and interest payments due and payable, and (b) continue to forbear from declaring or acting upon, or exercising default-related rights or remedies under such creditor’s financing agreement with respect to certain events of default, in each case, until the earlier of (a) June 30, 2019, (b) the occurrence of an additional event of default under such creditor’s financing agreement, or (c) any breach by the company of the A&R Forbearance Agreement.

Orion CO IV (ED) Limited (“Orion CO IV”), Resource Capital Fund VI L.P. (“RCF”) and OBL have committed to make available up to US$18.6 million (OBL’s commitment is US$5.0 million) to fund Lydian during the forbearance period through an amendment to the company’s existing credit agreement (the “Forbearance Facility”).

The Forbearance Facility will be available to be drawn in multiple advances from January 1, 2019 through June 30, 2019, and has a maturity date of June 30, 2019. The Forbearance Facility will bear interest at a rate of 15% per annum and includes a further 3% fee paid by original issue discount at each drawdown.

If Orion CO IV and either RCF or OBL reasonably determine that the Lydian’s pursuit of strategic alternatives will not be completed by June 30, 2019, they will be entitled to terminate the A&R Forbearance Agreement at the end of the calendar month in which such determination is made.

The A&R Forbearance Agreement continues to be required as a result of the previously announced illegal blockades that have prevented Lydian and its contractors from entering the Amulsar site since late June 2018. During the period of forbearance, Lydian has continued to petition local and national government officials to enforce the rule of law by removing the illegal blockades.

For more information on the Amulsar project, refer to Lydian’s press release dated December 24, 2018, entitled “Lydian Announces Extension of Forbearance Period and Additional Sources of Liquidity”, filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Back Forty Stream (Aquila Resources Inc.)

Osisko owns a 18.5% gold stream (reduced to 9.25% after the delivery of 105,000 gold ounces) and a 75% silver stream on the Back Forty project, owned by Aquila Resources Inc. (“Aquila”), and located along the mineral-rich Penokean Volcanic Belt in Michigan’s Upper Peninsula, USA. Aquila has completed a preliminary economic assessment in 2014 that demonstrated strong economics and has published results of an open pit feasibility study on August 1, 2018. Aquila has been granted all final permits by the Michigan’s Department of Environmental Quality and has received all State and Federal permissions required for the construction and commencement of operations at the Back Forty project. Gold production is targeted to reach a total of 468,000 ounces over the seven-year mine life, including 135,000 ounces in the first year. The stream agreement includes ongoing transfer payments to Aquila of 30% of the gold spot price (with a maximum of US$600 per ounce) and US$4 per ounce of silver.

For more information on the Back Forty project, refer to Aquila’s web site (aquilaresources.com) and press releases filed on www.sedar.com.

Impairment of assets

In 2018, the Company recorded impairment charges of $166.3 million ($123.7 million, net of income taxes), including $158.2 million ($117.5 million, net of income taxes) on royalty, stream and other interests , $0.8 million to write-off an amount receivable from the operator of an impaired asset and $7.3 million ($5.4 million, net of income taxes) on exploration and evaluation assets.

Impairment – Éléonore NSR royalty

In February 2015, Osisko acquired all of the outstanding common shares of Virginia Mines Inc. (“Virginia”). The assets acquired included a 2.0 -3.5% NSR royalty on the Eléonore mine discovered by Virginia and owned by Goldcorp Inc. (“Goldcorp”). Through the combination of the two companies, Osisko achieved its objective of creating a new intermediate royalty company with two world-class gold royalty assets in Québec. Operations started at the Eléonore mine in October 2014 and commercial production was declared in April 2015.

Gold production for the year ended December 31, 2018 reached 342,000 ounces compared to 305,000 ounces in 2017 and 274,000 ounces in 2016 due to increase in grade and tonnes mined as Éléonore continued to optimize production levels. For 2019, the operator’s guidance is at 400,000 ounces.

Gold ounces earned from the Éléonore NSR royalty per year is as follows:

2016	2017	2018	2019 Guidance	2020+ Guidance(1)
6,568	6,390	7,540	8,800	8,800

(1)

Based on operator’s guidance of 400,000 sustainable annual gold production. As per the sliding scale schedule of up to 3.5%, Osisko could potentially receive up to 14,000 ounces annually once 8 million ounces have been produced.

On October 24, 2018, Goldcorp updated its mineral reserve and resource estimates for the Éléonore mine as at June 30, 2018. Proven and probable gold mineral reserves as of June 30, 2018 totaled 3.3 million ounces (17.8 million tonnes grading 5.69 g/t Au), compared to 3.8 million ounces (19.6 million tonnes grading 6.02 g/t Au) as of June 30, 2017. Production depletion accounted for a decrease of 0.3 million ounces, while the balance of the adjustments to the geologic models was part of a continued effort to ensure only profitable ounces were included in the reserve model. Measured and indicated gold mineral resources as of June 30, 2018 were estimated at 0.5 million ounces (3.2 million tonnes grading 5.03 g/t Au) compared to 1.3 million ounces (7.2 million tonnes grading 5.81 g/t Au) as of June 30, 2017. Inferred gold mineral resources as of June 30, 2018 were estimated at 0.59 million ounces (3.2 million tonnes grading 5.76 g/t Au) compared to 1.99 million ounces (8.45 million tonnes grading 7.31 g/t Au) as of June 30, 2017. Goldcorp stated that mineral resources were negatively impacted as the geologic modelling methodology that has been applied to the mineral reserves has been applied to mineral resources, in addition to economic stope optimization. Exploration continued to delineate and expand the Main Ore Shoot and South Ore Shoot depth extensions. Goldcorp further stated that the Éléonore mineralized horizon remains open down dip where it has been drill tested 200 metres below the current mineral reserves to date and exploration is ongoing to test for extensions and structural repetitions. In January 2019, Newmont Mining Corp. announced the acquisition of Goldcorp in a deal valued at about US$10 billion.

The significant decrease in mineral reserves and resources was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2018. As a result, the Company recorded an impairment charge of $148.5 million ($109.1 million, net of income taxes) on the Éléonore NSR royalty for the year ended December 31, 2018.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

The Éléonore NSR royalty was written down to its estimated recoverable value of $138.6 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold received from the Éléonore NSR royalty based on the long-term annual gold production of 400,000 ounces over the estimated life of the Éléonore mine, the long-term gold price of US$1,300 per ounce and a post-tax real discount rate of 5.1%, adjusted for the decrease in reserves and resources.

Other royalty and offtake interests

The Company recorded additional impairment charges on royalty and offtake interests of $9.7 million ($8.3 million, net of income taxes) on royalty and offtake assets for which the Company does not expect to receive future revenues, and on assets held by companies that have ceased or are expected to cease production or are in bankruptcy.

Exploration and evaluation assets

The Company incurred an impairment charge of $7.3 million ($5.4 million, net of income taxes) on certain exploration and evaluation properties in Canada for which substantive exploration and evaluation expenditures (taking into consideration such expenditures to be incurred by a farmee) are neither budgeted nor planned or for which the Company (or the farmee) has decided to discontinue such activities.

Equity Investments

The Company’s assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, revenue streams or similar interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. (“Osisko Mining”), Barkerville, Falco and Victoria. Following the acquisition of Dalradian Resources Inc. (“Dalradian”) by Orion in September 2018, where Orion acquired all of the outstanding shares of Dalradian other than the shares owned by Osisko and other parties, Dalradian has ceased to be considered an associate.

Osisko may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the year ended December 31, 2018, Osisko acquired investments for $104.7 million and disposed investments for $27.0 million. Acquisitions include investments of $50.0 million in Victoria, $18.0 million in Osisko Mining, $7.0 million in Barkerville as well as the acquisition of a $7.0 million convertible debenture from Falco (converted into common shares of Falco in November 2018). Dispositions include proceeds of $25.5 million in the first quarter from the delivery of its AuRico Metals Inc. shares following the acquisition of the company by Centerra Gold Inc.

Dalradian Resources Inc.

Dalradian is focused on advancing its high-grade Curraghinalt Gold project located in Northern Ireland.

On September 7, 2018, Orion announced the completion of the acquisition and privatization of Dalradian for cash consideration of $1.47 per common share. The common shares held by Osisko were not acquired in the transaction. Following the transaction, Osisko has a put right on its Dalradian shares, subject to certain restrictions, allowing Osisko to sell them at a price of $1.47 per share for a period of 180 days. If Osisko does not exercise its put right, the Company will maintain its existing financing rights, including rights to match other offers for project financing.

For more information, refer to Dalradian’s press release dated September 7, 2018 entitled: “Orion completes acquisition of Dalradian” and filed on www.sedar.com.

As at December 31, 2018, Osisko holds a 10.7% interest in Dalradian (8.9% as at December 31, 2017). Prior to the acquisition and privatization of Dalradian by Orion in September 2018, Osisko accounted for its investment in Dalradian using the equity method. Following the transaction, management has concluded that it has lost its significant influence over Dalradian and has transferred its investments from associates to other investments.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities and private companies (excluding notes and warrants) as at December 31, 2018 (in thousands of dollars):

Marketable securities	Carrying value(i)	Fair value(ii)
	$	$

Associates	304,911	293,023
Other	104,055	104,055
	408,966	397,078

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9, Financial Instruments.

(ii)

The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at December 31, 2018. For private investments, an internal or external evaluation is used to determine the fair value.

Main Strategic Investments

The following table presents the main strategic investments of the Company in marketable securities as at December 31, 2018 (in thousands of dollars):

	Number of		Cash	Fair
Company	shares held(i)	Ownership(i)	cost(iii)	value(i),(ii)
		%	$	$

Osisko Mining Inc.	42,890,269	16.7	91,383	131,673
Barkerville Gold Mines Ltd.	162,864,251	32.2	78,274	65,146
Victoria Gold Corp.	120,427,087	15.4	65,939	44,558
Falco Resources Ltd.	36,031,449	17.8	22,432	10,449

(i)	As at December 31, 2018.
(ii)	See table above for definition of fair value.
(iii)	The cash cost of an investment is a non-IFRS measure representing the cash paid on the acquisition of an investment.

Osisko Mining Inc.

Osisko Mining is a Canadian focused gold exploration and development company. Osisko holds a 1.5% NSR royalty on the Windfall Lake gold project, for which a positive preliminary economic assessment was released in July 2018, and 1% NSR royalty on other properties held by Osisko Mining. As part of a previous investment agreement with Osisko Mining, Osisko obtained the right to purchase Osisko Mining’s buy-back rights on existing royalties on the Windfall Lake property for $5.0 million (of which $2.0 million were paid in 2018), thus allowing it to increase its royalty by an additional 1-2% NSR royalty for a total potential NSR royalty of 2.5 -3.5% .

In May 2018, Osisko Mining released a first mineral resources estimate on Windfall Lake gold deposit. Osisko Mining indicated that mineral resources were estimated at 601,000 ounces of gold in the measured and indicated category (2,382,000 tonnes grading 7.85 grams per tonne (“g/t”) Au) and 2,284,000 ounces of gold in the inferred category (10,605,000 tonnes grading 6.70 g/t Au). In November 2018, Osisko Mining released a mineral resource update including the mineral resource update for the Lynx zone. Estimated measured and indicated resources were increased to 754,000 ounces of gold (2,874,000 tonnes grading 8.17 g/t Au) and inferred mineral resources were increased to 2,366,000 ounces of gold (10,352,000 tonnes grading 7.11 g/t Au).

For more information, refer to Osisko Mining’s press release dated May 14, 2018 entitled: “Osisko Releases Its First Mineral Resource Estimate For Windfall Gold Deposit” and Osisko Mining’s press release dated November 27, 2018 entitled “Osisko Releases Mineral Resource Update for Lynx”, both filed on www.sedar.com.

In addition, a positive preliminary economic assessment on the Windfall Lake project was released in July 2018 with an after-tax internal rate of return of 33%. Osisko Mining is also pursuing an 800,000 meter drilling program on the Windfall Lake property as well as a metallurgical program. In October 2018, through the construction of an exploration ramp, Osisko achieved access to Zone 27, wireframe 115, which was selected for the initial 5,000 tonne bulk sample to be processed in the fourth quarter of 2018. In December 2018, Osisko Mining released preliminary results from the first 2,078 tonnes mined. The average head grade obtained is 9.7 g/t Au and 5.5 g/t Ag, which is 39% higher than indicated

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

in the resource block model for this area. The balance of 2,922 tonnes will be processed in 2019 and results are expected in March 2019.

For more information, refer to Osisko Mining’s press release dated July 17, 2018 entitled: “Osisko Delivers Positive PEA For Windfall Project” and Osisko Mining’s press release dated December 18, 2018 entitled “Osisko Windfall Initial Bulk Sample Returns 9.7 g/t Au Head Grade”, both filed on www.sedar.com.

During the fourth quarter of 2018, Osisko Mining closed the acquisition of Beaufield Resources Inc. and a $76.4 million private placement (Osisko subscribed for $18.0 million). Kirkland Lake Gold Ltd. (“Kirkland Lake”) acquired 32,627,632 common shares of Osisko Mining in the public market. Kirkland Lake became the beneficially owner of approximately 13.6% of the issued and outstanding shares on a non-diluted basis. On October 30, 2018, Osisko Mining announced a private placement with Caisse de dépôt et placement du Québec (“CDPQ”) where CDPQ acquired 9,259,260 common shares of Osisko Mining at a price of $2.70 per common share for a total investment of approximately $25.0 million.

For more information, refer to Osisko Mining’s press releases dated August 15, 2018 entitled “Osisko Mining To Acquire Beaufield Resources” and “Osisko Mining Announces $68 Million “Bought Deal” Private Placement Of Flow-Through Shares”, Osisko Mining’s press release dated October 30, 2018 entitled “Osisko Mining Announces $25 Million Private Placement By La Caisse De Dépôt Et Placement Du Québec” and Kirkland Lake’s press release dated September 18, 2018 entitled “Kirkland Lake Gold Acquires Shares of Osisko Mining Inc.”, all filed on www.sedar.com.

In 2016 and 2017, Osisko entered into earn-in agreements with Osisko Mining on properties held by Osisko in the James Bay area. The transactions are detailed in the Exploration and Evaluation Activities section of this MD&A.

The Company invested $40.1 million in Osisko Mining in 2017 and $18.0 million in 2018. As at December 31, 2018, the Company holds 42,890,269 common shares representing 16.7% interest in Osisko Mining (15.5% as at December 31, 2017). Based on the fact that some officers and directors of Osisko are also officers and directors of Osisko Mining, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Osisko Mining since 2014 and accounts for its investment using the equity method.

Barkerville Gold Mines Ltd.

Osisko holds a 4% NSR royalty on the Cariboo gold project following the acquisition of an additional 1.75% NSR royalty during the third quarter of 2018 for $20.0 million. Osisko has the option to acquire an additional 1% NSR royalty on the Cariboo property for additional cash consideration of $13.0 million. Osisko also holds a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project. Barkerville is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada, where it has completed a 157,000 meter drilling program.

On May 2, 2018, Barkerville announced the maiden mineral resource estimate for Cow and Island Mountain deposits at its 100% owned Cariboo gold project. The underground mineral resource estimate incorporates the Cow Mountain and Valley Zones on Cow Mountain and Shaft Zone and Mosquito Creek on Island Mountain at a cut-off grade of 3.0 g/t Au. A mineral resource on Bonanza Ledge and BC Vein is also included. The resource is defined over 6 kilometers of Barkerville’s 67-kilometer-long land package. Infill and exploration drilling is ongoing and resource updates will be presented annually. Barkerville indicated that mineral resources at the Cariboo gold project was estimated at 1.60 million ounces of gold in the measured and indicated category (8.1 million tonnes grading 6.1 g/t Au) and 2.16 million ounces of gold in the inferred category (12.7 million tonnes grading 5.2 g/t Au).

For more information, refer to Barkerville’s press release dated May 2, 2018 entitled: “BGM Defines Cow and Island Mountains Maiden Underground Resource and Barkerville Mountain Update” and filed on www.sedar.com.

In September 2018, Barkerville announced positive results from its initial test mining of 80,000 tonnes at Bonanza Ledge. Barkerville’s Bonanza Ledge mine has allowed the company to assess mining methods, understand what ground conditions to expect in different lithological units, train a local workforce, and generate cash flows to offset some exploration expenditures. Test mining at Bonanza Ledge was completed in December 2018 on Barkerville Mountain. A total of 1,400 meters of development took place at the Bonanza Ledge and BC Vein test mine. Approximately 122,000 tonnes were extracted and processed at a grade of 5.98 g/t Au and 21,125 ounces of gold were poured in 2018. The company has also applied for permit amendment to extend the test mining for BC vein ore bodies on Barkerville Mountain.

The 2019 exploration program will include a total of 50,000 meters planned for the initial phase and an additional 40,000 meters will be proposed following results of Phase 1.

For more information, refer to Barkerville’s press release dated September 11, 2018 entitled: “Barkerville Gold Mines Reports Positive Results From Initial Test Mining Of 80,000 Tonnes At Bonanza Ledge, Better Mine Grades And Solid

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Mill Performance” and Barkerville’s press release dated January 17, 2019 entitled: “Barkerville Gold Mines Defines Significant Exploration Potential and Provides Corporate Update and 2019 Catalysts”, both filed on www.sedar.com.

As at December 31, 2018, the Company holds 162,864,251 common shares representing a 32.2% interest in Barkerville (32.7% as at December 31, 2017). The Company concluded that it exercises significant influence over Barkerville and accounts for its investment using the equity method.

Victoria Gold Corp.

On April 13, 2018, Osisko completed a $148.0 million financing transaction with Victoria, pursuant to which Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property which hosts the Eagle Gold project located in Yukon, Canada, and acquired common shares of Victoria for $50.0 million. The 5% NSR royalty applies to all metals and minerals produced from the Dublin Gulch property, until an aggregate of 97,500 ounces of refined gold has been delivered to Osisko, and a 3% NSR royalty thereafter. The first tranche of the $98.0 million purchase price, representing $49.0 million, was paid on the closing of the transaction, and the second tranche of $49.0 million will be funded pro rata to drawdowns under the subordinated debt facilities provided by Orion Mine Finance Group (or a third party). In September and December 2018, two payments of $14.7 million were made to Victoria as part of the second tranche of the royalty purchase price, for a remaining commitment of $19.6 million as at December 31, 2018.

This financing was part of a comprehensive $500.0 million construction financing package with Orion Mine Finance Group, Osisko and Caterpillar Financial Services Limited that will fully fund the development of the Eagle Gold project through to commercial production. The financing was comprised of two credit facilities totalling US$175.0 million, an equipment financing facility for up to US$50.0 million, the $98.0 million NSR royalty acquired by Osisko and a private placement of Victoria common shares of $125.0 million, including $50.0 million from Osisko.

The Dublin Gulch property is located approximately 85 kilometres by road north northeast of the village of Mayo, in central Yukon, Canada. The property hosts the Eagle gold deposit, the Wolf tungsten deposit and a 13 kilometres-long belt of gold and silver mineralization known as the Potato Hills Trend. The Eagle Gold Project is the most advanced project in the region and is on track to be the largest gold mine in Yukon history. The proposed Eagle gold mine will produce doré from a conventional open pit operation with a three-stage crushing plant, in-valley heap leach and carbon-in-leach adsorption-desorption gold recovery plant. The company currently has year-round road access to the site, and a fully operational 250-person all-season camp on site. Commercial grid power is available approximately 45 kilometres by road from the site, and an airstrip suitable for commercial planes is located 80 kilometres to the south. The project will employ 350 to 400 people and will be a significant economic contributor to Yukon. The Eagle Gold project has received all major permits for construction and operations, completed the Environmental Assessment process and has a signed Comprehensive Cooperation and Benefits Agreement with the local Nacho Nyak Dun First Nation, whose traditional territory the project is located within.

In December 2018, Victoria announced that mine construction was 60% complete and remained on track for delivery of first gold in the second semester of 2019.

For more information, refer to Victoria’s press release dated December 4, 2018 entitled: “Victoria Gold: Eagle Mine Construction is 60% Complete” and filed on www.sedar.com.

As at December 31, 2018, the Company holds 120,427,087 common shares representing a 15.4% interest in Victoria (4.1% as at December 31, 2017). Based on the fact that the chair of the Board of Directors and Chief Executive Officer of Osisko is also a director of Victoria, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Victoria since the second quarter of 2018 and has started to account for its investment using the equity method.

Falco Resources Ltd.

Falco’s main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. For more information, refer to Falco’s press release dated October 16, 2017, titled: “Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project” and filed on www.sedar.com.

On June 18, 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility (“Silver Stream”) with reference to up to 100% of the future silver produced from the Horne 5 property (“Horne 5” or the “Project”) located in Rouyn-Noranda, Québec. As part of the Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Silver Stream will be secured by a first priority lien on the Project and all assets of Falco.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Osisko is working towards closing the Silver Stream in the first quarter of 2019. Closing is subject to the satisfaction of customary conditions, including the finalization of definitive documents, obtaining regulatory approvals and consents from third parties. Pursuant to an agreement between Falco and Glencore Canada Corporation (“Glencore”), the Silver Stream is subject to a right of first refusal in favor of Glencore. Glencore shall have a period of 60 days following receipt of all transaction documents to notify Falco in the event that it wishes to purchase the stream agreement in accordance with the terms described therein.

Concurrent to the Silver Stream, Osisko purchased from Falco, on June 29, 2018, a secured debenture having a principal amount of $7.0 million (the “Debenture”). In November 2018, the Debenture was converted into 12,104,444 common shares and 6,052,222 common share purchase warrants following the approval of a majority of the disinterested shareholders of Falco. Each warrant entitles Osisko to purchase one common share of Falco, subject to customary anti-dilution clauses, at a price of $0.75 for a period of 36 months.

On September 11, 2018, Osisko entered into an agreement to provide Falco with a secured senior $10.0 million loan (the “Loan Agreement”). The loan bears interests at a rate of 7%, compounded quarterly. The principal amount and accrued interests shall be payable on the earliest of the closing date of the Silver Stream or February 28, 2019. The loan will be used for the advancement of Falco’s Horne 5 Project and for general corporate purposes.

In 2017, Osisko acquired common shares in Falco for $4.0 million. As at December 31, 2018, the Company holds 36,031,449 common shares representing a 17.8% interest in Falco (12.7% as at December 31, 2017). Based on the fact that some officers and directors of Osisko are also officers and directors of Falco, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Falco since 2014 and accounts for its investment using the equity method.

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

  Promoting the mining industry and its benefits to society;
  Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments in Québec;
  Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);
  Supporting university education in mining fields and employee development;
  Promoting diversity throughout the organization and the mining industry; and
  Encouraging investee companies to adhere to the same areas of focus in sustainability.

As part of its investment analysis process, the Company evaluates the risk and performance of the investee companies in the sustainability areas on projects where Osisko has a direct or indirect interest.

Exploration and Evaluation Activities

In 2016, Osisko entered into earn-in agreements with Osisko Mining. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms. As at December 31, 2018, the net book value of the properties under earn-in agreements amounted to $34.0 million. In 2018, Osisko Mining invested approximately $3.9 million on the properties subject to earn-in agreements for a total of $10.3 million.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

As a result of the earn-in agreements with Osisko Mining, the exploration and evaluation activities have been significantly reduced. During the year ended December 31, 2018, investments amounted to $0.3 million and the Company received previously claimed tax credits of $4.0 million. As at December 31, 2018, the carrying value of the Coulon project was $59.9 million ($59.9 million as at December 31, 2017) and the carrying value of other properties, including those under the earn-in agreements with Osisko Mining, was $35.1 million ($42.3 million as at December 31, 2017).

The Company incurred an impairment charge of $7.3 million ($5.4 million, net of income taxes) on certain exploration and evaluation properties for which substantive exploration and evaluation expenditures (taking into consideration such expenditures to be incurred by a farmee) are neither budgeted nor planned or for which the Company (or the farmee) has decided to discontinue such activities.

Quarterly Dividends

The Board of Directors has approved the initiation of the Company’s quarterly dividend program on November 16, 2014.

The following table provides details on the dividends declared and paid or payable:

	Dividend			Dividends paid or
Declaration date	per share	Record date(i)	Payment date(i)	payable
				$
Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000

Year 2017	0.18	n/a	n/a	24,275,000

February 16, 2018	0.05	March 30, 2018	April 16, 2018	7,811,000
May 3, 2018	0.05	June 29, 2018	July 16, 2018	7,811,000
August 2, 2018	0.05	September 28, 2018	October 15, 2018	7,812,000
November 6, 2018	0.05	December 31, 2018	January 15, 2019	7,779,000
Year 2018	0.20			31,213,000

February 20, 2019	0.05	March 29, 2019	April 15, 2019	tbd(ii)

(i)	Not applicable (“n/a”) for annual summaries.
(ii)	To be determined (“tbd”) on March 29, 2019 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan (“DRIP”) that allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017) to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at December 31, 2018, the holders of 29,627,597 common shares had elected to participate in the DRIP, representing dividends payable of $1.5 million. During the year ended December 31, 2018, the Company issued 310,492 common shares under the DRIP, at a discount rate of 3% (88,536 common shares in 2017 at a discount rate of 3%). On January 15, 2019, 126,933 common shares were issued under the DRIP at a discount rate of 3%.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Normal Course Issuer Bid

In October 2016, the TSX approved the Company’s notice of intention to make a normal course issuer bid (the “2016 NCIB Program”). Under the terms of the 2016 NCIB Program, Osisko could acquire up to 5,330,217 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2016 NCIB Program were authorized until October 23, 2017. During the year ended December 31, 2016, the Company purchased for cancellation a total of 150,000 common shares under the 2016 NCIB Program for $1,823,000, which were paid in 2017.

In December 2017, the TSX approved the renewal of the Company’s normal course issuer bid (the “2017 NCIB Program”). Under the terms of the 2017 NCIB Program, Osisko could acquire up to 10,567,441 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2017 NCIB Program were authorized until December 10, 2018. Daily purchases were limited to 95,695 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six month period ending November 30, 2017, being 382,781 common shares.

In December 2018, Osisko renewed its normal course issuer bid (the “2018 NCIB Program”). Under the terms of the 2018 NCIB Program, Osisko could acquire up to 10,459,829 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2018 NCIB Program are authorized until December 11, 2019. Daily purchases will be limited to 71,940 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2018, being 287,760 common shares.

In December 2018, Osisko announced that it could deploy up to $100.0 million under the 2018 NCIB program, based on market conditions, share price, best use of available cash and other factors.

During the year ended December 31, 2018, the Company purchased for cancellation a total of 1,860,299 common shares under the 2017 NCIB Program for $23.1 million and a total of 849,480 common shares under the 2018 NCIB Program for $9.8 million (for a total of 2,709,779 common shares acquired for $32.9 million), of which an amount of $1.7 million was paid in January 2019.

Between January 1 and February 20, 2019, the Company purchased for cancellation a total of 852,500 additional common shares under the 2018 NCIB Program for a total of $10.2 million.

The Company expects to maintain active NCIB programs in the next few years.

Gold Market and Currency

Gold Market

Commodity prices increased in early 2018 supported by a boost in global economic growth and depreciation in the U.S. dollar. Gold had a positive start building on gains made in late December 2017 with the prices rising above US$1,366 in January 2018 surpassing the previous high of US$1,357 reached in September 2017. The price of gold recorded its best-performing quarter in the first quarter since the third quarter of 2016.

During the second quarter of 2018, precious metals were under pressure on the back of a stronger U.S. dollar, firmer U.S. treasury yields and low levels of investor interest for safe-haven investments. After trading above US$1,300 since the start of the year, prices have dropped in mid-May erasing the year’s gains as the U.S. dollar index climbed to an eleven-month high and 10-year bond yields pushed above 3% for the first time since 2011, despite geopolitical and trade tensions.

During the third quarter of 2018, the gold price dropped to a 20-month low of US$1,160 per ounce before a slight recovery towards the end of August, bringing the prices to their levels of the first quarter of 2017. Despite numerous escalations in the geopolitical tensions, U.S. trade disputes and potential trade wars, gold continued to be under pressure during the third quarter on the back of a stronger U.S. dollar, firmer U.S. treasury yields and low levels of investor interest for safe-haven investment. Gold prices finally increased over US$1,200 per ounce in October reaching almost to US$1,240 per ounce.

During the fourth quarter of 2018, gold has recovered with strong gains and prices continued to increase in 2019 to reach US$1,300 per ounce, its highest level since mid-June 2018. Sentiment towards gold has turned more favorable reflecting increased concern about global economic slowdown and volatility in equities. Gold prices gained 7.8% in the fourth quarter of 2018 or US$92 per ounce on the London fix to close at US$1,279 per ounce. The average price was higher by US$13 per ounce at US$1,226 per ounce in the fourth quarter compared to the third quarter of 2018 and lower

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

by US$49 on a year over year basis. Prices were volatile during the fourth quarter with a trading range of US$93 per ounce.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2018	$1,355	$1,178	$1,268	$1,279
2017	1,346	1,151	1,257	1,291
2016	1,366	1,077	1,251	1,146
2015	1,296	1,049	1,160	1,060
2014	1,385	1,142	1,266	1,206

In Canadian dollar terms, the average price per ounce of gold averaged $1,619 per ounce in the fourth quarter of 2018 compared to $1,586 in the third quarter of 2018. The gold price closed at $1,745 per ounce on December 31, 2018 compared to $1,537 as at September 30, 2018 as a result of a higher gold price in U.S. dollars and a weaker Canadian currency. The average gold price in Canadian dollars in 2018 was $1,644 per ounce compared to $1,633 per ounce in 2017.

Currency

The Canadian dollar continued its appreciation versus the U.S. dollar in January 2018 after the Bank of Canada increased the overnight rate to 1.25%, but lost momentum since then. The U.S. dollar has increased from February 2018, after declining in 2017. The U.S. currency appears to have profited primarily as a safe haven in renewed risk in emerging countries and Europe. The escalating trade wars have created tensions in commodity and equity markets and the Canadian dollar has been negatively affected by the potential outcome of negotiations on NAFTA until early October, when it surged to fresh four-month highs the first week of October in response to the new trade agreement between Canada and the United States of America. Later in the fall, renewed concerns about oil price outlook and wider interest rate spreads between Canada and the U.S. added uncertainties to the currency.

The dollar traded between a range of 1.3642 and 1.2288 in 2018 to close at 1.3642. The Canadian dollar averaged 1.2957 in 2018 compared to 1.2986 in 2017.

In July and October, the Bank of Canada increased the overnight rate for a second and third time in 2018 to a target of 1.75% . The Bank of Canada stated that the economy is operating close to full capacity and inflation pressure is on the rise.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2018	1.3642	1.2288	1.2957	1.3642
2017	1.3743	1.2128	1.2986	1.2545
2016	1.4589	1.2544	1.3248	1.3427
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Selected Financial Information(1)
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	2018	2017	2016
	$	$	$

Revenues	490,472	213,216	62,677
Cash margin(2)	119,167	87,571	62,534
Gross profit	66,555	59,506	51,243
Impairment of assets	(166,316)	(89,000)	-
Operating income (loss)	(113,531)	(70,435)	29,089
Net earnings (loss)(3)	(105,587)	(42,501)	42,113
Basic net earnings (loss) per share(3)	(0.67)	(0.33)	0.40
Diluted net earnings (loss) per share(3)	(0.67)	(0.33)	0.40

Total assets	2,234,646	2,516,343	1,416,304
Total long-term debt	352,769	464,308	45,780

Average selling price of gold (per ounce sold)
In C$(4)	1,649	1,627	1,643
In US$	1,273	1,277	1,245

Operating cash flows	82,158	48,761	53,444

Weighted average shares outstanding (in thousands)
Basic	156,617	127,939	104,671
Diluted(5)	156,617	127,939	104,824

(1)	Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.
(2)

Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(3)	Attributable to Osisko’s shareholders.
(4)	Using actual exchange rates at the date of the transactions.
(5)

As a result of the net loss for the years ended December 31, 2018 and 2017, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

Overview of Financial Results

Financial Summary – 2018

  Record revenues from royalties and streams of $127.6 million ($490.5 million including offtakes) compared to $93.8 million ($213.2 million including offtakes) in 2017;

  Record gross profit of $66.6 million compared to $59.5 million in 2017;

  Impairment charges of $166.3 million ($123.7 million, net of income taxes), including $148.5 million on the Éléonore NSR royalty interest ($109.1 million, net of income taxes), compared to $89.0 in 2017 on the Éléonore NSR royalty interest ($65.4 million, net of income taxes);

  Gain of $9.1 million on the repurchase by the operator of the Brucejack gold and silver stream;

  Operating loss of $113.5 million compared to $70.4 million in 2017;

  Net loss attributable to Osisko’s shareholders of $105.6 million or $0.67 per basic and diluted share, compared to $42.5 million or $0.33 per basic and diluted share in 2017;

  Adjusted earnings1 of $31.4 million or $0.20 per basic share1 compared to $22.7 million or $0.18 per basic share in 2017; and

  Record cash flows provided by operating activities of $82.2 million compared to $48.7 million in 2017.

___________________________________________
1

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Revenues increased in 2018 mainly as a result of the acquisition of Orion’s portfolio on July 31, 2017 and strong results from the NSR royalty on the Canadian Malartic mine.

Gross profit reached $66.6 million in 2018 compared to $59.5 million in 2017 as a result of higher revenues, partially offset by higher cost of sales and depletion of royalty, stream and other interests. Cost of sales increased from $125.6 million to $371.3 million mainly as a result of the offtake and stream agreements acquired through the acquisition of the portfolio of assets from Orion in July 2017. Only five months of production were included in 2017 compared to twelve months in 2018. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The depletion expense increased mainly as a result of the producing assets acquired in 2017 which are depleted using the units-of-production method.

In 2018, the Company incurred an operating loss as a result of impairment charges of $166.3 million, including $148.5 million on the Éléonore royalty interest. Excluding the impairment charges, operating income would have been $52.8 million compared to $18.6 million in 2017. The increase in operating income in 2018 of $34.2 million, excluding the impairment charges, is mainly the result of a gain of $9.1 million on the repurchase of the Brucejack stream by the operator, higher gross profit and lower general and administrative (“G&A”) expenses and business development expenses. The decrease in G&A expenses is mainly due to a lower share-based compensation expense, mainly related to the deferred and restricted share units, resulting from the lower share price in 2018 and lower annual bonuses. The decrease in business development expenses is mainly due to the transaction costs of $8.9 million related to the acquisition of Orion’s portfolio of assets in July 2017 and higher cost recoveries from associates in 2018.

The net loss attributable to Osisko’s shareholders in 2018 is mainly the result of the impairment charges of $123.7 million, net of income taxes. Excluding the impact of the impairment charges (net of income taxes), net earnings in 2018 would have been $18.1 million compared to 22.9 million in 2017. The decrease is mainly the result of higher finance costs ($26.0 million in 2018 compared to $8.4 million in 2017), which are related to the convertible debentures of $300.0 million issued in November 2017 and the average outstanding revolving credit facility, which was drawn to finance the acquisition of Orion’s portfolio of assets in July 2017, lower other net gains on financial assets ($2.6 million in 2018 compared to $30.8 million in 2017) and a share of loss of associates of $9.0 million in 2018 compared to $6.1 million in 2017, partially offset by higher operating profit of $34.2 million (excluding the impact of the impairment charges; see explanations in previous paragraph), a gain on foreign exchange of $0.5 million in 2018 compared to a loss on foreign exchange of $16.1 million in 2017.

Adjusted earnings were $31.4 million in 2018 compared to $22.7 million in 2017. The increase was mainly the result of a $9.1 million gain on the repurchase by the operator of the Brucejack gold and silver stream, higher gross profit before impairment charges and lower G&A expenses and business development expenses, partially offset by higher finance costs.

Net cash flows provided by operating activities in 2018 amounted to $82.2 million compared to $48.7 million in 2017, as a result of higher gross profit before depletion of royalty, stream and other interest, lower G&A and business development expenses and lower payments on settlement of restricted and deferred share units, partially offset by higher finance costs paid.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Consolidated Statements of Loss

The following table presents summarized consolidated statements of loss for the years ended December 31, 2018 and 2017 (in thousands of dollars, except amounts per share):

		2018	2017
		$	$

Revenues	(a)	490,472	213,216

Cost of sales	(b)	(371,305)	(125,645)
Depletion of royalty, stream and offtake interests	(c)	(52,612)	(28,065)

Gross profit	(d)	66,555	59,506

Other operating expenses
General and administrative	(e)	(18,156)	(26,176)
Business development	(f)	(4,525)	(18,706)
Gain on disposal of a stream interest	(g)	9,094	-

Impairment of assets	(h)	(166,316)	(89,000)
Exploration and evaluation, net of tax credits		(183)	(184)

Operating loss		(113,531)	(70,435)

Other revenues (expenses), net	(i)	(27,204)	4,500

Loss before income taxes		(140,735)	(65,935)

Income tax recovery	(j)	35,148	23,147

Net loss		(105,587)	(42,788)

Net loss attributable to:
Osisko’s shareholders		(105,587)	(42,501)
Non-controlling interests		-	(287)

Net loss per share attributable to
Osisko’s shareholders
Basic		(0.67)	(0.33)
Diluted		(0.67)	(0.33)

(a)	Revenues are comprised of the following:

	Years ended December 31,
	2018				2017
	Average				Average
	selling price	Ounces /	Total		selling price	Ounces	Total
	per ounce /	carats sold	revenues		per ounce	Sold	revenues
	carat ($)		($000’s	)	($)		($000’s	)

Gold sold	1,649	260,286	429,243		1,627	111,501	181,390
Silver sold	20	1,729,433	35,307		22	887,760	19,216
Diamonds sold(i)	136	115,516	13,907		106	71,150	7,560
Other (paid in cash)	-	-	12,015		-	-	5,050
			490,472				213,216

(i)	The diamonds are sold by an agent for Osisko. The average selling price excludes the incidental carats sold outside of the run of mine sales (15,775 incidental carats in 2018 and nil in 2017).

(b)

Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The significant increase in 2018 is mainly the result of the offtake and stream interests acquired from Orion on July 31, 2017.

(c)

The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The significant increase in 2018 is mainly the result of the offtakes and streams acquired from Orion on July 31, 2017.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

(d)	The breakdown of gross profit per nature of interest is as follows (in $000’s):

		Years ended
		December 31,
	2018	2017
	$	$

Royalty interests
Revenues	92,110	74,040
Cost of sales	(245)	(286)
Cash margin	91,865	73,754

Depletion	(26,972)	(15,475)
Gross profit	64,893	58,279

Stream interests
Revenues	35,457	19,752
Cost of sales	(13,181)	(7,385)
Cash margin	22,276	12,367

Depletion	(21,218)	(11,283)
Gross profit	1,058	1,084

Royalty and stream interests
Cash margin	114,141	86,121
	89.5%	91.8%

Offtake interests
Revenues	362,905	119,424
Cost of sales	(357,879)	(117,974)
Cash margin	5,026	1,450
	1.4%	1.2%
Depletion	(4,422)	(1,307)
Gross profit	604	143

Total – Gross profit	66,555	59,506

(e)

In 2018, G&A expenses decreased to $18.2 million (net of cost recoveries from associates of $1.4 million) compared to $24.6 million in 2017 (net of cost recoveries from associates of $1.6 million). The decrease is mainly due to a reduction in the share-based compensation expense by $4.6 million mainly related to the deferred and restricted share units resulting from the lower share price in 2018 and a reduction in annual bonuses.

(f)

In 2018, business development expenses decreased to $4.5 million (net of cost recoveries from associates of $3.7 million) compared to $16.2 million in 2017 (net of cost recoveries from associates of $2.5 million). The decrease is mainly due to transaction costs of $8.9 million in 2017 related to the acquisition of the Orion portfolio of assets and to higher costs recoveries from associates of $1.2 million.

(g)

On December 18, 2018, OBL received the proceeds of US$118.5 million ($159.4 million) from Pretium in regards to its election to exercise its option to fully repurchase OBL’s interest in the Brucejack gold and silver stream. The book value of the Brucejack gold and silver stream was US$111.7 million ($150.3 million), which resulted in a gain on disposal of a stream interest of US$6.8 million ($9.1 million) on the consolidated statement of loss for the year ended December 31, 2018.

(h)

In 2018, the Company recorded impairment charges of $166.3 million ($123.7 million, net of income taxes), including $158.2 million ($117.5 million, net of income taxes) on royalty, stream and other interests, $0.8 million to write-off an amount receivable from the operator of an impaired asset and $7.3 million ($5.4 million, net of income taxes) on exploration and evaluation assets.

The impairment charges for 2018 are detailed in the Impairment of Assets section of this MD&A.

In 2017, the operator of the Éléonore gold mine in Québec, Canada reviewed its guidance on long-term annual gold production to 400,000 ounces, which is significantly lower compared to the design capacity of 600,000 ounces. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2017. As a result, the Company recorded an impairment charge of $89.0 million ($65.4 million net of income taxes) on the Éléonore NSR royalty for the year ended December 31, 2017.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

(i)

Other expenses, net, of $27.2 million in 2018 include finance costs of $26.0 million and a share of loss of associates of $9.0 million, partially offset by interest income of $4.4 million and a net gain on investments of $2.6 million.

Other revenues, net, amounted to $4.5 million in 2017 and include a net gain on investments of $30.8 million (comprised of a net gain on dilution of investments in associates of $30.6 million) and interest revenues of $4.3 million, partially offset by a loss on foreign exchange of $16.1 million, a share of loss of associates of $6.1 million and finance costs of $8.4 million.

(j)

The effective income tax rate in 2018 is 25.0% compared to 35.1% in 2017. The statutory rate is 26.7% in 2018 and 26.8% in 2017. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. In 2018, cash taxes amounted to $0.8 million compared to $1.0 million in 2017 and were related to taxes on royalties earned in foreign jurisdictions.

Liquidity and Capital Resources

As at December 31, 2018, the Company’s cash and cash equivalents amounted to $174.3 million compared to $333.7 million as at December 31, 2017. Significant variations in the liquidity and capital resources for the year 2018 are explained below under the Cash Flows section.

The Company has a credit facility of $350.0 million (with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $450.0 million) as at December 31, 2018, of which $30.0 million was drawn at an effective interest rate of 4.79%, including the applicable margins (the remaining $30.0 million was repaid in January 2019). The credit facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at December 31, 2018, all such ratios and requirements were met.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

		Years ended
		December 31,
	2018	2017
	$	$
Cash flows
Operations	84,777	49,156
Working capital items	(2,619)	(440)
Operating activities	82,158	48,716
Investing activities	(65,635)	(877,515)
Financing activities	(183,146)	678,937
Effects of exchange rate changes on cash and cash equivalents	7,183	(15,682)
Decrease in cash and cash equivalents	(159,440)	(165,544)
Cash and cash equivalents – beginning of year	333,705	499,249
Cash and cash equivalents – end of year	174,265	333,705

Operating Activities

Cash flows provided by operating activities in 2018 amounted to $82.2 million compared to $48.7 million in 2017.

Net cash flows provided by operating activities increased in 2018 as a result of higher revenues, lower G&A and business development expenses and lower payments on the settlement of restricted and deferred share units, partially offset by higher cost of sales and interests paid on long-term debt. Interests paid on long-term debt increased by $17.1 million as a result of the payment of interests on the senior unsecured convertible debentures of $13.9 million (June and December 2018) and the interests payment on the credit facility.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Investing Activities

Cash flows used in investing activities amounted to $65.6 million in 2018 compared to $877.5 million in 2017.

In 2018, Osisko invested $104.7 million in marketable securities and notes receivable, including $50.0 million for additional shares of Victoria, $18.0 million for additional shares of Osisko Mining, $7.0 million for additional shares of Barkerville and an additional $7.0 million for a convertible debenture with Falco (which was converted in shares in November 2018), $141.1 million in royalty and stream interests, including $78.6 million to acquire a 5% NSR royalty on the Dublin Gulch property (Victoria), $21.6 million to amend the Renard stream with Stornoway, $20.0 million to increase the NSR royalty on the Cariboo gold property held by Barkerville, and $10.0 million in short-term investments for a secured senior note with Falco. Proceeds from the repurchase by Pretium of the Brucejack gold and silver stream generated $159.4 million (US$118.5 million). Proceeds on the sale of investments generated $27.0 million, mainly from the disposal of the AuRico Metals Inc. shares to Centerra Gold Inc. for a $1.80 cash consideration per share for proceeds of $25.5 million. Exploration and evaluation activities generated $3.9 million as the Company received payments of previously claimed governmental tax credits.

In 2017, Osisko paid $621.4 million, net of cash acquired of $8.7 million, for the acquisition of Orion’s portfolio of assets, settled foreign exchange forward contracts which generated a cash loss of $21.1 million, invested $226.8 million in marketable securities, including $52.1 million for additional shares of Barkerville , $40.1 million for additional shares of Osisko Mining, $34.7 million for additional shares of Dalradian and $4.0 million for additional shares of Falco. Osisko also invested $80.1 million in royalty and stream interests, including $42.7 million to acquire a silver stream on the Gibraltar mine (including transaction costs and net of the fair value of the warrants received as part of the transaction) and $12.5 million to acquire a 0.75% NSR royalty on the Cariboo project held by Barkerville, and $1.1 million on exploration and evaluation assets, net of tax credits. Proceeds on the sale of investments generated $71.1 million and short-term investments were reduced by $2.0 million.

Financing Activities

In 2018, cash flows used in financing activities amounted to $183.1 million compared to cash flow provided by financing activities of $678.9 million in 2017.

In 2018, the Company repaid $123.5 million on its revolving credit facility, paid $27.8 million in dividends to its shareholders and acquired common shares under the 2017 and 2018 NCIB Programs for $31.2 million to acquire for cancellation 2,709,779 common shares at an average costs of $12.15.

In 2017, cash flows provided by financing activities amounted to $678.9 million. During the year 2017, Osisko completed an equity financing with Caisse de dépôt et placement du Québec and Fonds de solidarité FTQ for $200.0 million and $75.0 million in common shares of Osisko, respectively, as part of a concurrent private placement to fund a portion of the cash consideration and support the acquisition of Orion’s portfolio of assets. A total of 18,887,363 common shares were issued at a price of $14.56 per share. The financing was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures for net proceeds of $288.5 million. Osisko also drew US$118.0 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) under its revolving credit facility, also to fund a portion of the acquisition price of Orion’s portfolio of assets. The Company paid $19.3 million in dividends to its shareholders and $1.8 million under the 2016 NCIB Program. Investments of non-controlling interests in Mines Coulon Inc. increased liquidities by $1.3 million and the exercise of share options and the employee share purchase plan that generated $3.0 million.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

	No of Shares/	Price	Gross	Net Cash
	Units	($)	Proceeds	Proceeds
			($000’s)	($000’s)

2018
Exercise of replacement share options(vi)	2,710	13.93	38	38
Employee share purchase plan	26,709	12.00	320	320
Total	29,419		358	358
2017
Bought deal – convertible debentures(i)	n/a	n/a	300,000	288,476
Private placement(ii)	19,272,820	14.27	275,000	261,060
Revolving credit facility(ii)	n/a	n/a	147,323	147,323
Exercise of share options	43,970	14.21	625	625
Exercise of replacement share options(vi)	190,471	11.28	2,148	2,148
Employee share purchase plan	15,426	15.04	233	233
Total	19,522,687		725,329	699,865
2016
Convertible debenture(iii)	n/a	n/a	50,000	49,225
Issuance of Units (bought-deal financing)(iv)	11,431,000	15.10	172,608	164,543
Exercise of share options	12,335	15.22	188	188
Exercise of replacement share options(vi)	505,756	9.50	4,806	4,806
Employee share purchase plan	21,762	15.27	332	332
Total	11,970,853		227,934	219,094

2015
Issuance of special warrants(v)	10,960,000	18.25	200,020	189,158
Exercise of replacement share options(vi)	750,837	6.51	4,887	4,887
Total	11,710,837		204,907	194,045

2014 – from June 16
Private placements(vii)	2,794,411	15.03	42,000	39,173
Total	2,794,411		42,000	39,173

Cumulative cash proceeds			1,200,528	1,152,535

(i)

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures for net proceeds of $288.5 million. The debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

(ii)

On July 31, 2017, Osisko closed a private placement with Caisse de dépôt et placement du Québec and Fonds de solidarité FTQ to fund a portion of the acquisition price of Orion’s portfolio of assets. A total of 18,887,363 common shares were issued at a price of $14.56 per common share plus a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additionally, Osisko drew US$118.0 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) under its revolving credit facility with the National Bank of Canada and Bank of Montreal.

(iii)

On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(iv)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.5 million).

(v)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(vi)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(vii)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to Caisse de dépôt et placement du Québec and Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42.0 million.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:
(in thousands of dollars, except for amounts per share)

			2018			2017
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

GEOs	20,005	20,006	20,506	20,036	20,990	16,664	10,863	10,416
Cash and cash equivalents	174,265	137,188	188,631	332,617	333,705	108,902	348,642	423,567
Short-term investments	10,000	10,000	1,000	500	-	1,447	1,547	2,547
Working capital	174,596	281,858	180,605	325,206	324,101	113,689	329,927	419,325
Total assets	2,234,646	2,441,668	2,458,641	2,502,233	2,516,343	2,320,930	1,438,511	1,421,569
Total long-term debt	352,769	419,680	419,228	467,483	464,308	193,738	46,236	46,005
Equity	1,771,595	1,868,196	1,884,101	1,878,405	1,894,405	1,931,759	1,218,302	1,218,717
Revenues	115,337	111,702	137,819	125,614	109,552	68,179	18,359	17,126
Net cash flows from operating activities	18,559	20,636	19,660	23,303	21,523	1,094	14,082	12,013
Impairment of assets, net of income taxes	(123,655)	-	-	-	(65,415)	-	-	-
Net earnings (loss) attributable to Osisko’s shareholders	(113,882)	5,474	511	2,310	(64,348)	6,728	11,043	4,076
Basic and diluted net earnings (loss) per share	(0.73)	0.04	-	0.01	(0.41)	0.05	0.10	0.04
Weighted average shares outstanding (000’s)
- Basic	156,336	156,252	156,232	157,665	157,256	140,605	106,656	106,543
- Diluted	156,336	156,263	156,257	157,695	157,256	140,837	106,771	106,628
Share price – TSX - closing(2)	11.97	9.80	12.45	12.44	14.52	16.10	16.85	14.78
Share price – NYSE – closing(3)	8.78	7.59	9.47	9.67	11.56	12.91	12.22	11.10
Warrant price – TSX - closing(4)
OR.WT	0.37	0.70	1.06	1.50	2.40	2.80	2.75	2.80
OR.WT.A	0.01	0.10	0.39	0.61	1.41	2.45	2.65	2.20
Debenture price – TSX – closing(5)
OR.DB	98.99	99.00	100.25	100.00	104.50	-	-	-
Price of gold (average US$)	1,226	1,213	1,306	1,329	1,275	1,278	1,257	1,219
Closing exchange rate(6)
(US$/Can$)	1.3642	1.2945	1.3168	1.2894	1.2713	1.2480	1.3449	1.3322

(1)	Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on the TSX on June 16, 2014.
(3)	In US$. Osisko common shares began officially trading on the NYSE on July 6, 2016. US$13.35 was the opening price on July 6, 2016.
(4)	Osisko warrants began trading on March 5, 2015 and February 26, 2016.
(5)	Osisko 4% convertible debentures began trading on November 3, 2017 by tranche of nominal value of $100.00.
(6)	Bank of Canada Daily Rate in 2017 and 2018.

During the fourth quarter of 2018, Osisko received the payment of US$118.5 million ($159.4 million) from Pretium in regards to its election to exercise its option to fully repurchase by December 31, 2018 OBL’s interest in the Brucejack gold and silver stream. The Company recorded impairment charges of $166.3 million ($123.7 million, net of income taxes) including $148.5 million on the Éléonore NSR royalty ($109.1 million, net of income taxes) and reimbursed $71.7 million on its credit facility.

During the second quarter of 2018, Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property, of which a first $48.0 million was paid in the second quarter and $14.7 million in the third quarter, and acquired common shares of Victoria for $50.0 million.

During the fourth quarter of 2017, the Company recorded an impairment charge of $89.0 million ($65.4 million, net of income taxes) on the Éléonore NSR royalty.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Fourth Quarter Results

  Revenues from royalties and streams of $30.7 million ($115.3 million including offtakes) compared to $32.2 million ($109.6 million including offtakes) in the fourth quarter of 2017;
  Gross profit of $15.8 million compared to $15.7 million in the fourth quarter of 2017;
  Impairment charges of $166.3 million ($123.7 million, net of income taxes), including $148.5 million on the Éléonore NSR royalty interest ($109.1 million, net of income taxes), compared to $89.0 in the fourth quarter of 2017 on the Éléonore NSR royalty interest ($65.4 million, net of income taxes);
  Gain of $9.1 million on the repurchase by the operator of the Brucejack gold and silver stream;
  Operating loss of $147.2 million compared to $83.5 million in the fourth quarter of 2017;
  Net loss attributable to Osisko’s shareholders of $113.9 million or $0.73 per basic and diluted share, compared to $64.3 million or $0.41 per basic and diluted share in the fourth quarter of 2017;
  Adjusted earnings1 of $13.0 million or $0.08 per basic share1 compared to $1.0 million or $0.01 per basic share in the fourth quarter of 2017; and
  Cash flows provided by operating activities of $18.6 million compared to $21.5 million in the fourth quarter of 2017.

Revenues from royalties and streams decreased slightly in the fourth quarter of 2018 compared to the comparative period of 2017 mainly as a result of lower silver deliveries from the operators under the stream agreements partially offset by higher sales from royalty agreements. Revenues from offtake agreements increased in the fourth quarter of 2018 as a result of higher deliveries by the operators.

Gross profit amounted to $15.8 million in the fourth quarter of 2018 compared to $15.7 million in the fourth quarter of 2017. Revenues increased in 2018, but were partly offset by higher cost of sales. Cost of sales increased from $81.1 million to $86.6 million mainly as a result of the increase in sales related to the offtake and stream agreements acquired through the acquisition of the portfolio of assets from Orion in July 2017.

In 2018, the Company incurred an operating loss as a result of impairment charges of $166.3 million, including $148.5 million on the Éléonore royalty interest. Excluding the impairment charges, operating income would have been $19.1 million in the fourth quarter of 2018 compared to $5.5 million in the fourth quarter of 2017. The increase in operating income in 2018 of $13.5 million, excluding the impairment charges, is mainly the result of a gain of $9.1 million on the repurchase of the Brucejack stream by the operator and lower G&A expenses and business development expenses. The decrease in G&A expenses is mainly due to a lower share-based compensation expense, mainly related to the deferred and restricted share units, resulting from the lower share price in 2018 and lower annual bonuses. The decrease in business development expenses is mainly due to lower professional fees in the fourth quarter of 2018.

The net loss attributable to Osisko’s shareholders in the fourth quarter of 2018 is mainly the result of the impairment charges of $123.7 million, net of income taxes. Excluding the impact of the impairment charges (net of income taxes), net earnings in the fourth quarter of 2018 would have been $9.8 million compared to $1.1 million in the fourth quarter of 2017. The increased is mainly the result of higher operating income of $13.5 million (explained above), partially offset by higher finance costs ($6.7 million in 2018 compared to $4.8 million in 2017), which are related to the convertible debentures of $300.0 million issued in November 2017 and the average outstanding revolving credit facility, which was drawn to finance the acquisition of Orion’s portfolio of assets in July 2017, a net gain on financial assets of $1.0 million in 2018 compared to a loss of $0.5 million in 2017 and a lower share of loss of associates ($2.5 million in 2018 compared to $3.5 million in 2017).

Adjusted earnings increased to $13.0 million in the fourth quarter of 2018 compared to $1.0 million in the fourth quarter of 2017. The increase was mainly the result of a $9.1 million gain on the repurchase by the operator of the Brucejack gold and silver stream, lower G&A expenses and business development expenses, partially offset by higher finance costs.

Net cash flows provided by operating activities in the fourth quarter of 2018 amounted to $18.6 million compared to $21.5 million in the fourth quarter of 2017, as a result of lower G&A and business development expenses, partially offset by a negative working capital impact.

_________________________________________

1

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Consolidated Statements of Loss

The following table presents summarized consolidated statements of loss for the three months ended December 31, 2018 and 2017 (in thousands of dollars, except amounts per share):

		Three months ended
			December 31,
		2018	2017
		$	$

Revenues	(a)	115,337	109,552

Cost of sales	(b)	(86,600)	(81,058)
Depletion of royalty, stream and offtake interests	(c)	(12,975)	(12,747)

Gross profit	(d)	15,762	15,747

Other operating expenses
General and administrative	(e)	(4,912)	(7,010)
Business development	(f)	(805)	(3,126)
Gain on disposal of a stream interest
	(g)	9,094	-
Impairment of assets	(h)	(166,316)	(89,000)
Exploration and evaluation, net of tax credits		(55)	(63)

Operating loss		(147,232)	(83,452)

Other expenses, net	(i)	(6,886)	(8,351)

Loss before income taxes		(154,118)	(91,803)

Income tax recovery	(j)	40,236	27,450

Net loss		(113,882)	(64,353)

Net loss attributable to:
Osisko’s shareholders		(113,882)	(64,348)
Non-controlling interests		-	(5)

Net loss per share attributable to
Osisko’s shareholders
Basic		(0.73)	(0.41)
Diluted		(0.73)	(0.41)

(a)	Revenues are comprised of the following:

	Three months ended December 31,
		2018			2017
	Average			Average
	selling price	Ounces /	Total	selling price	Ounces	Total
	per ounce /	carats sold	revenues	per ounce	Sold	revenues
	carat ($)		($000’s)	($)		($000’s)

Gold sold	1,638	63,065	103,298	1,623	56,708	92,043
Silver sold	19	337,325	6,477	21	483,192	10,411
Diamonds sold(i)	122	29,975	3,078	106	43,550	4,603
Other (paid in cash)	-	-	2,484	-	-	2,495
			115,337			109,552

(i)

The diamonds are sold by an agent for Osisko. The average selling price excludes the incidental carats sold outside of the run of mine sales (5,598 incidental carats for the fourth quarter of 2018 and nil in 2017).

(b)

Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The increase in the fourth quarter of 2018 is mainly the result of the increase in sales related to the offtake agreements.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

(c)

The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The depletion expense in the fourth quarter of 2018 was stable compared to the comparative period in 2017.

(d)	The breakdown of gross profit per nature of interest is as follows (in $000’s):

		Three months ended
		December 31,
	2018	2017
	$	$

Royalty interests
Revenues	22,456	21,359
Cost of sales	(118)	(130)
Cash margin	22,338	21,229

Depletion	(6,799)	(4,305)
Gross profit	15,539	16,924

Stream interests
Revenues	8,282	10,855
Cost of sales	(2,823)	(4,378)
Cash margin	5,459	6,477

Depletion	(5,365)	(7,452)
Gross profit (loss)	94	(975)

Royalty and stream interests
Cash margin	27,797	27,706
	90.4%	86.0%

Offtake interests
Revenues	84,599	77,338
Cost of sales	(83,659)	(76,550)
Cash margin	940	788
	1.1%	1.0%

Depletion	(811)	(990)
Gross profit (loss)	129	(202)

Total – Gross profit	15,762	15,747

(e)

In the fourth quarter of 2018, G&A expenses decreased to $4.9 million (net of cost recoveries from associates of $0.3 million) compared to $7.0 million in the fourth quarter of 2017 (net of cost recoveries from associates of $0.3 million). The decrease is mainly due to a reduction in annual bonuses and a reduction in the share-based compensation expense related to the deferred and restricted share units resulting from the lower share price in 2018.

(f)

In the fourth quarter of 2018, business development expenses decreased to $0.8 million (net of cost recoveries from associates of $0.8 million) compared to $3.1 million in the fourth quarter of 2017 (net of cost recoveries from associates of $0.9 million). The decrease is mainly due to a reduction in professional fees and lower annual bonuses.

(g)

On December 18, 2018, OBL received the proceeds of US$118.5 million ($159.4 million) from Pretium in regards to its election to exercise its option to fully repurchase OBL’s interest in the Brucejack gold and silver stream. The book value of the Brucejack gold and silver stream was US$111.7 million ($150.3 million), which resulted in a gain on disposal of a stream interest of US$6.8 million ($9.1 million) on the consolidated statement of loss for the year ended December 31, 2018.

(h)

In the fourth quarter of 2018, the Company recorded impairment charges of $166.3 million ($123.7 million, net of income taxes), including $158.2 million ($117.5 million, net of income taxes) on royalty, stream and other interests, $0.8 million to write-off an amount receivable from the operator of an impaired asset and $7.3 million ($5.4 million, net of income taxes) on exploration and evaluation assets.

The impairment charges for 2018 are detailed in the Impairment of Assets section of this MD&A.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

In the fourth quarter of 2017, the operator of the Éléonore gold mine in Québec, Canada reviewed its guidance on long-term annual gold production to 400,000 ounces, which is significantly lower compared to the design capacity of 600,000 ounces. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2017. As a result, the Company recorded an impairment charge of $89.0 million ($65.4 million net of income taxes) on the Éléonore NSR royalty for the fourth quarter of 2017.

(i)

Other expenses, net, of $6.9 million in the fourth quarter of 2018 include finance costs of $6.7 million and a share of loss of associates of $2.5 million, partially offset by interest income of $0.8 million and a net gain on investments of $1.0 million.

Other expenses, net, amounted to $8.4 million in the fourth quarter of 2017 and include finance costs of $4.8 million, a share of loss of associates of $3.5 million and a loss on foreign exchange of $0.6 million, partially offset by interest income of $1.1 million and finance costs of $4.8 million.

(j)

The effective income tax rate in the fourth quarter of 2018 is 26.1% compared to 29.9% in the fourth quarter of 2017. The statutory rate is 26.7% in 2018 and 26.8% in 2017. The elements that impacted the effective income taxes are the non- taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. In the fourth quarter of 2018, cash taxes amounted to $0.2 million compared to $1.0 million in the fourth quarter of 2017 and were related to taxes on royalties earned in foreign jurisdictions.

Outlook

Osisko’s 2019 outlook on royalty, stream and offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp, for the Renard mine published by Stornoway, and for the Island Gold mine published by Alamos. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the Sasa mine and the Mantos Blancos mine, or uses management’s best estimate.

Attributable GEOs for 2019, estimated between 85,000 and 95,000, and cash margin by interest are as follows:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	54,700	61,100	99.9
Stream interests	28,000	31,300	65.5
Offtake interests	2,300	2,600	1.2
	85,000	95,000

For the 2019 guidance, silver, diamonds and cash royalties have been converted to GEOs using commodity prices of US$1,300 per ounce of gold, US$15.50 per ounce of silver and US$95 per carat for diamonds from the Renard mine (blended sales price) and an exchange rate (US$/C$) of 1.30.

Related Party Transactions

During the years ended December 31, 2018 and 2017, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of loss:

	2018	2017
	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	1,409	1,618
Business development expenses	3,749	2,507

Total amounts invoiced to associates	5,158	4,125

An amount of $3.2 million (including sales taxes) is receivable from associates and included in amounts receivable as at December 31, 2018 ($1.2 million as at December 31, 2017).

In 2018, interest revenues of $0.5 million ($0.7 million in 2017) were accounted for with regards to notes receivable from associates. As at December 31, 2018, interests receivable from associates of $1.7 million are included in amounts receivable ($1.2 million as at December 31, 2017).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

During the years ended December 31, 2018 and 2017, certain directors and officers of Osisko have participated in financings completed by certain associates.

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests and Portfolio of investments.

Contractual Obligations and Commitments

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production			Per ounce/carat
	to be purchased			cash payment (US$)			Term of	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	agreement

Amulsar stream(1)	4.22%	62.5%		$400	$4		40 years	Nov. 30, 2015

Amulsar offtake (2)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	Nov. 30, 2015

				30% spot price
Back Forty stream	18.5%(3)	75%		(max $600)	$4		Life of mine	Mar. 31, 2015

				Based on			Until delivery of 3,533,500
Brucejack offtake	50%			quotational period			ounces Au(4)	Sep. 21, 2015

Mantos stream(5)		100%			25% spot		Life of mine	Sep. 11, 2015

Renard stream(6)			9.6%			Higher of 40% of sales price or $40	40 years	Jul. 8, 2014

Sasa stream(7)		100%			$5		40 years	Nov. 3, 2015

Gibraltar stream(8)		75%			$2.75		Life of mine	Mar. 3, 2017

(1)

Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered. Subject to multiple buy-down options: 50% for $34.4 million and $31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2)

Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3)	The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.
(4)	The Brucejack offtake applies to the sales from the first 7,067,000 ounces of refined gold, of which 3,533,500 ounces are attributable to OBL.
(5)	The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.
(6)	The stream term shall be automatically extended beyond the initial term for successive 10-year periods. The Renard stream was amended in October 2018.
(7)	The stream term shall be automatically extended beyond initial term for successive 10-year periods. 3% or consumer price index (CPI) per ounce price escalation after 2016.
(8)

Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production, which represents 75% of Gibraltar mine’s production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Investments in royalty and stream interests

As at December 31, 2018, the Company had commitments related to the acquisition of royalties and streams as detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project	US$10.0 million	Positive construction decision.
	(gold stream)	US$30.0 million	First drawdown on debt finance facility.

Victoria Gold Corp.	Eagle Gold project	$19.6 million	Funded pro rata to drawdowns under the subordinated
	(5% NSR royalty)		debt facilities.

Falco Resources Ltd.	Horne 5 project	$25.0 million	Closing of the Silver Stream agreement, net of any
	(silver stream)		amounts owing by Falco to Osisko.
		$20.0 million	Receipt of all necessary material third-party approvals,
licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive
construction decision, and raising a minimum of
$100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been
demonstrated to be financed.
		$40.0 million	Payable with fourth installment, at sole election of Osisko,
		(optional)	to increase the silver stream to 100% of payable silver
(from 90%).

Barkerville Gold Mines	Cariboo Gold project	$13.0 million	Osisko has the option to acquire an additional 1% NSR
Ltd.	(NSR royalty)		royalty for $13.0 million.

Long-term lease agreements

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2029. As at December 31, 2018, minimum commitments remaining under these leases were approximately $13.0 million over the following years:

$
(‘000)

2019	1,542
2020	1,267
2021	1,120
2022	1,120
2023	1,124
2024-2029	6,876

13,049

Off-balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Outstanding Share Data

As of February 20, 2019, 154,739,510 common shares were issued and outstanding. A total of 4,295,031 share options and 11,195,500 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Subsequent Events to December 31, 2018

Credit facility

In January 2019, the Company repaid the remaining outstanding amount of $30.0 million under its revolving credit facility.

NCIB

Between January 1 and February 20, 2019, the Company purchased for cancellation a total of 852,500 common shares under the 2018 NCIB Program for a total of $10.2 million.

Dividends

On February 20, 2019, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 15, 2019 to shareholders of record as of the close of business on March 29, 2019.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko’s most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission (“SEC”) before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of Osisko’s most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

The CEO and CFO have evaluated whether there were changes to the DCP during the three months and the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months and the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The CEO and CFO have also evaluated the effectiveness of the Company’s ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators and rules 13a-15 and 15d-15 under the Exchange Act based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that the Company’s ICFR was effective as of December 31, 2018.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements for the year ended December 31, 2018 and have issued an audit report dated February 20, 2019 on the Company's ICFR based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by COSO of the Treadway Commission.

Basis of Presentation of Consolidated Financial Statements

The consolidated financial statements for the year ended December 31, 2018 have been prepared in accordance with the IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year, except for the adoption of new accounting standards (presented below) and the presentation of the general and administrative expenses and the business development expenses, which are now presented net of the cost recoveries from associates instead of the cost recoveries from associates being presented on a separate line on the consolidated statements of loss (cost recoveries from associates). The comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2018, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

New accounting standards

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15 (see below). Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

IFRIC 22, Foreign currency transactions and advance consideration (“IFRIC 22”)

IFRIC 22 addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency and where the entity recognizes a non-monetary asset or liability in respect of that consideration, in advance of the recognition of the related asset, expense or income. The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary asset or liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. As of January 1, 2018, the Company has adopted IFRIC 22 retrospectively and has concluded that, based on its current operations, it had no significant impact on the Company’s consolidated financial statements.

New significant accounting policy

Revenue recognition

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

For royalty and stream agreements paid in-kind and for offtake agreements, the Company’s performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third party customers. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2018. Many of these updates are not relevant to the Company and are therefore not discussed herein.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer (“lessee”) and the supplier (“lessor”). IFRS 16 replaces IAS 17, Leases (“IAS 17”), and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and incurring a financing obligation corresponding to the lease payments to be made over time. Accordingly, for lessees, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Applying that model, a lessee is required to recognize:

i)	assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and
ii)	amortization of lease assets separately from interest on lease liabilities in the statement of loss.

Management has reviewed all of the Company’s leasing arrangements in light of the requirements of IFRS 16. The standard will affect primarily the accounting for the Company’s operating leases. As at the reporting date, the Company has non-cancellable operating lease commitments of $13.0 million. Of these commitments, approximately $0.6 million relate to short-term leases which will not be recognized as a right-of-use asset and will be recognized on a straight-line basis as expense in the consolidated statement of loss.

The new standard is effective for the Company’s annual periods beginning on January 1, 2019. The Company intends to apply the simplified transition approach and will not restate comparative figures for the year prior to first adoption. Right-of-use assets for property leases will be measured on transition as if the new standard had been applied since the respective leases’ commencement date but using the Company’s incremental borrowing rate on January 1, 2019. All other right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any related prepaid or accrued amounts).

For the remaining lease commitments, the Company expects to recognize right-of-use assets of approximately $9.4 million on January 1, 2019, lease liabilities of $10.0 million and deferred tax assets of $0.1 million. Overall, net assets will be approximately $0.4 million lower, and net current assets will be $0.7 million lower due to the presentation of a portion of the lease liability as a current liability. The Company expects that the adoption of IFRS 16 will have the effect of reducing net income after tax by approximately $0.2 million for 2019 based on the leases in place on December 31, 2018. For the same period, operating cash flows will increase and financing cash flows decrease by approximately $0.7 million as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

The Company’s activities as a lessor are not material and hence the Company does not expect any significant impact on the consolidated financial statements. However, some additional disclosures will be required starting next year.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2018, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2018, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per basic share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings and Adjusted Earnings per Basic Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment charges”, “Gains (losses) on disposal of exploration and evaluation assets”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended			Years ended
		December 31,		December 31,
	2018	2017	2018	2017

(in thousands of dollars, except per share amounts)	$	$	$	$

Net loss attributable to Osisko’s shareholders	(113,882)	(64,348)	(105,587)	(42,501)

Adjustments:
Foreign exchange loss (gain)	(385)	763	179	16,211
Unrealized loss (gain) on investments	(1,018)	507	(2,598)	(30,829)
Share of loss of associates	2,455	3,482	9,013	6,114
Impairment of assets	166,316	89,000	166,316	89,000
Gain on disposal of exploration and evaluation asset	-	-	-	(20)
Deferred income tax recovery	(17,505)	(28,453)	(13,021)	(24,150)
Transaction costs – acquisition of Orion’s
Portfolio	-	-	-	8,870

Adjusted earnings	13,032	951	31,353	22,695

Weighted average number of common shares outstanding (000’s)	156,336	157,256	156,617	127,939

Adjusted earnings per basic share	0.08	0.01	0.20	0.18

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the estimate of gold equivalent ounces to be received in 2019, the realization of the anticipated benefits deriving from Osisko’s investments and transactions, including the realization of all conditions precedent to the closing of the investment in Falco Resources Ltd.’s Horne 5 gold project, and Osisko’s ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are no t yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties (“NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are currently governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of Guide 7. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

February 20, 2019

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Annual Report

Corporate Information

Corporate Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com
Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	Luc Lessard, Senior Vice President, Technical Services
John Burzynski	Elif Lévesque, Vice President, Finance and Chief
Pierre D. Chenard	Financial Officer
Christopher C. Curfman	Joseph de la Plante, Vice President, Corporate Development
André Gaumond	André Le Bel, Vice President, Legal Affairs and
Pierre Labbé	Corporate Secretary
Oskar Lewnowski	Frédéric Ruel, Vice President and Corporate Controller
Charles E. Page	François Vézina, Vice President, Technical Services

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Director of Mineral Resources Evaluation

Exchange listings
Toronto Stock Exchange
- Common shares:	OR
- Warrants:	OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
OR.WT.A (Exercise price: $19.08 / Expiry date: February 26, 2019)
- Convertible debentures:	OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange
- Common shares:	OR

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents
Canada: AST Trust Company (Canada)
United States of America: American Stock Transfer & Trust Company, LLC

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.